As filed with the Securities and Exchange Commission August 20, 2004	Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

________________________________

Email Real Estate.com, Inc.
(Name of small business issuer in its charter)

Colorado	2834	84-1588441
(State or jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

400 Oyster Point Boulevard, Suite 215
South San Francisco, CA 94080
(Address and telephone number of principal executive offices and principal place of business)

Mark J. Ahn, Ph.D.	Copies to:
President and CEO	Christopher J. Melsha, Esq.
Email Real Estate.com, Inc.	Maslon Edelman Borman & Brand, LLP
400 Oyster Point Boulevard, Suite 215	90 South 7th Street, Suite 3300
South San Francisco, CA 94080	Minneapolis, Minnesota 55402
Telephone: (650) 588-6404	Telephone: (612) 672-8200
Facsimile: (650) 588-2787	Facsimile: (612) 672-8397
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement, as shall be determined by the selling shareholders identified herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ] __________________________

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed maximum
Title of each class of	Number of shares	maximum offering	aggregate	Amount of
securities to be registered	to be registered(1)	price per unit (2)	offering price	registration fee (2)

Common stock, par value $.001 per share (3)	40,528,893	$0.75	$30,396,669.75	$3,851.26

Common stock, par value $.001 per share (4)	33,635,524	$0.75	25,226,643.00	3,196.22

Common stock, par value $.001 per share	20,684,616	$0.75	15,513,462.00	1,965.56

TOTAL	94,849,033		$71,136,774.75	$9,013.04

(1)	There is also being registered hereunder an indeterminate number of shares of common stock as shall be issuable as a result of a stock split, stock dividend, combination or other change in the outstanding shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act based upon a $0.75 per share average of high and low prices of the Registrant's common stock on the OTC Bulletin Board on August 13, 2004.
(3)	Represents shares issuable upon conversion of the Registrant’s Series A Convertible Preferred Stock.
(4)	Represents shares issuable upon conversion of the Registrant’s Series B Convertible Preferred Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated August 20, 2004

OFFERING PROSPECTUS

Email Real Estate.com, Inc.

94,849,033 Shares

Common Stock

     The selling shareholders identified on pages 54-56 of this prospectus are offering on a resale basis a total of 94,849,033 shares of our common stock, including 40,528,893 shares of common stock issuable upon the conversion of 2,395,210 shares of our Series A Convertible Preferred Stock, and 33,635,524 shares of common stock issuable upon conversion of 6,179,829 shares of our Series B Convertible Preferred Stock. We will not receive any proceeds from the sale of these shares by the selling shareholders.

     Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “EMLR.” On      , 2004, the last sale price for our common stock as reported on the OTC Bulletin Board was $    .

________________

The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 5.

________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is            , 2004.

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PROSPECTUS SUMMARY

     This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus in its entirety.

Our Company

     We are a development stage, South San Francisco-based biopharmaceutical company that aims to acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. We currently have the rights to and are developing two product candidates for use in the treatment of cancer, PT-523 and IPdR. We are committed to creating value by building a world-class team, accelerating the development of lead product candidates, expanding our pipeline by being the alliance partner of choice, and nurturing a favorable company culture.

     Our lead product candidate, PT-523, is an antifolate, cytotoxic agent (i.e., substances that are harmful to the structure and function of cells) designed for the treatment of solid tumors and hematological cancers. PT-523 is currently in Phase I clinical trials being conducted at the Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. This study commenced in April 2004 and currently involves 25-40 patients with four already having received doses of PT-523. The primary purposes for this study are to evaluate the safety of PT-523 when administered intravenously to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, and to establish the maximum tolerated dose and identify the dose limiting toxicities associated with PT-523.

     Our second product candidate, IPdR, is a radiation therapy sensitizer that is designed for the treatment of certain types of brain cancers. Radiation therapy deposits energy that injures or destroys cells in the treated area. Radiosensitizers, when used in combination with radiation therapy, potentially make the tumor cells more likely to be damaged by the radiation therapy, while radioprotectors protect normal tissues from the effects of the radiation. IPdR is an orally administered prodrug for 5-iodo-2’-deoxyuridine, or IUdR. Prodrugs are compounds that are converted within the body into their an active form that has medical effects. A prodrug can be useful when the active drug is too toxic to administer systemically. IUdR would be an effective radiosensitizer, but its systemic toxicity limits the duration and dosage such that its efficacy is limited. Preclinical studies with IPdR in several animal models has demonstrated that IPdR and radiation therapy is superior in terms of safety and efficacy when compared to radiation therapy and IUdR. We filed an IND with the FDA in August 2004 and hope to begin Phase I trial by early 2005.

     Our company, which is incorporated under the laws of the State of Colorado, resulted from the July 21, 2004 reverse merger with Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.), a Delaware corporation that commenced operations in December 2002. As a result of the merger, Hana Biosciences is now our wholly-owned subsidiary and represents all of our business operations. Our executive offices are located at 400 Oyster Point Boulevard, Suite 215, South San Francisco, California 94080 and our telephone number is (650) 588-6404.

Recent Developments

     On July 21, 2004, we completed a reverse merger transaction with Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.), a Delaware corporation. In connection with this transaction, a wholly-owned subsidiary of Email Real Estate.com merged with and into Hana Biosciences, with Hana Biosciences remaining as the surviving corporation and a wholly-owned subsidiary of Email Real Estate.com. In consideration for their shares of Hana Biosciences capital stock, the former stockholders of Hana received approximately 87 percent of the outstanding equity of Email Real Estate.com on a fully-diluted basis. Pursuant to the terms of the merger, the management of Email Real Estate.com was reconstituted immediately following the merger such that all of the pre-merger officers and directors were replaced by the officers and directors of Hana Biosciences. Further, Email Real Estate.com abandoned its existing business plan and adopted the business plan of Hana Biosciences. Accordingly, for accounting purposes, the transaction was treated as a reverse acquisition with Hana Biosciences as the acquiror and Email Real Estate.com as the acquired party. When we refer in this prospectus to business and financial information for periods relating prior to the merger, we are referring to the business and financial information of Hana Biosciences, Inc.

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     Immediately prior to the merger, Hana Biosciences completed a private placement of 2,395,210 shares of its Series A Convertible Preferred Stock, all of which converted into the same number of shares of Series A Convertible Preferred Stock of Email Real Estate.com. Hana Biosciences received gross proceeds of $8 million in the private placement. Pursuant to the terms of this offering, we are required to register under the Securities Act of 1933 the resale of the common shares issuable upon conversion of the Series A preferred stock within a maximum of 180 days following the completion of the merger. In the event that we fail to timely cause the registration of such shares, we will be obligated to pay a cash penalty equal to 1.5 percent of the offering proceeds per month.

Risk Factors

     For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 5 of this prospectus.

The Offering

     The selling shareholders identified on pages 54-56 of this prospectus are offering on a resale basis a total of 94,849,033 shares as follows:

•	40,528,893 shares of our common stock issuable upon conversion of 2,395,210 shares of Series A Convertible Preferred Stock;

•	33,635,524 shares of our common stock issuable upon conversion of 1,987,946 shares of our Series B Convertible Preferred Stock; and

•	20,684,616 shares of our outstanding common stock.

Common stock offered	94,849,033 shares

Common stock outstanding before the offering(1)	24,996,000 shares

Common stock outstanding after the offering (2)	99,160,417 shares

Common Stock OTC Bulletin Board symbol	EMLR.OB

______________________
(1)	Based on the number of shares outstanding as of August 19, 2004, not including 22,184,287 shares issuable upon exercise of various warrants and options to purchase common stock.

(2)	Assumes the issuance of all shares offered hereby that are issuable upon conversion of preferred stock.

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RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Related to Our Securities

Trading of our common stock is limited.

     Trading of our common stock is conducted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board, or “OTC Bulletin Board.” This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

     In addition, because our common stock trades on the OTC Bulletin Board and at a price lower than $5.00, it is considered a “penny stock.” Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. The penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny-stock transactions. According ly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

A significant number of shares of our common stock are or will become available for sale and their sale could depress the price of our common stock.

     A substantial number of shares of our common stock are being offered by this prospectus. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants or warrants to third parties. Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

      The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

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•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

      In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We do not expect to pay dividends.

      We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

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Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

      Additional risks may exist since we became public through a “reverse merger.” Security analysts of major brokerage firms may not cover us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

Risks Related to Our Business

We currently have no product revenues and will need to raise additional capital to operate our business.

     To date, we have generated no product revenues. Until we receive approval from the U.S. Federal Drug Administration, or “FDA,” and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand, licensing fees and grants. We will need additional financing in addition to such funds, which may not be available on favorable terms, if at all. We expect that we will have sufficient cash to fund our operations for at least the next 12 months. However, changes may occur that would consume our existing capital prior to that time, including the progress of our research and development efforts, changes in governmental regulation and acquisitions of additional product candidates. If we are unable to raise additional funds in the future on acceptable terms, or at all, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the sale of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.

     We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for our current and new product candidates;

•	seek regulatory approvals for our product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

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We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our stock.

We have a limited operating history upon which to base an investment decision.

      Hana is a development-stage company that was founded in December 2002. To date, we have not demonstrated an ability to perform the functions necessary for the successful commercialization of any of our product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

     Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking, through third parties, pre-clinical trials and clinical trials of our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

     We may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates.

     We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

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     Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of salable products and, therefore, corresponding product revenues.

     In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidates for sale outside the United States.

Our product candidates are in early stages of clinical trials.

     Our product candidates are in early stages of development and require extensive clinical testing. In 2003, the FDA approved our Investigational New Drug application, or “IND,” for PT-523 and we have only recently initiated a Phase I clinical trial at Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. The IND for IPdR is still under development and we do not expect to commence a Phase I trial until at least late 2004. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval of our product candidates or whether any such NDA will be accepted.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

     Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators and institutional review boards to follow our clinical protocols.

     In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

The results of our clinical trials may not support our product candidate claims.

     Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these early clinical trials may not be indicative of future results.

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Physicians and patients may not accept and use our drugs.

     Even if the FDA approves our product candidates, physicians and patients may not accept and use them. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

     Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our drug-development program depends upon third-party researchers who are outside our control.

     We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We rely exclusively on third parties to formulate and manufacture our product candidate.

     We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We currently have no contract for the manufacture of our product candidates. We intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers, exposes us to the following risks:

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•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•	Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•	Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

     Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and no internal capability to do so.

     We currently have no sales, marketing or distribution capabilities. While we intend to have a role in the commercialization of our products, we do not anticipate having the resources in the foreseeable future to globally develop sales and marketing capabilities for all of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships with other companies having sales, marketing and distribution capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted at this early stage of our development. There can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

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     If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

     The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

     We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

     Developments by competitors may render our products or technologies obsolete or non-competitive.

     Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis (edatrexate), and Allos (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

     If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

     Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

     To date, through our license agreements for PT-523 and IPdR, we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent applications pending in several foreign jurisdictions. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

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•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our licensed patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our licensed patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

     Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

     If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

     If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others, which could cause us to lose the use of one or more of our product candidates;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

     Our license agreements relating to our product candidates are subject to termination in the event we commit a material breach.

     Our license agreements relating to PT-523 and IPdR are subject to termination by our licensors in the event we materially breach those agreements. With respect to the PT-523 license, our licensor may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. Our license agreement for IPdR contains similar provisions. In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would significantly harm our business and future prospects. See “Our Company – License Agreements and Intellectual Property – License Agreements.”

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     Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

     Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for any of our products, once approved, market acceptance of our products could be reduced.

We may not successfully manage our growth.

     Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

     We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

     Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely effect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

     We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

     We are highly dependent on our principal scientific, regulatory and medical advisors. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

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     If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

     We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area, is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

     We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry clinical trial insurance or product liability insurance. Although we intend to obtain clinical trial insurance prior to the commencement of any clinical trials, we, or any collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

     Since the inception of Hana Biosciences, Inc. in December 2002, our efforts and resources have been focused primarily on acquiring and developing our pharmaceutical technologies, raising capital and recruiting personnel. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory bodies to begin selling our pharmaceutical candidates. Our major sources of working capital have been proceeds from various private financings, primarily private sales of our common stock and other equity securities.

     Our company resulted from the July 2004 merger of Email Real Estate.com, Inc., a Colorado corporation incorporated in March 2001, and Hudson Health Sciences, Inc., a Delaware corporation. In connection with that transaction, a wholly-owned subsidiary of Email real Estate.com merged with and into Hudson Health Sciences, with Hudson Health Sciences remaining as the surviving corporation and a wholly-owned subsidiary of Email Real Estate.com. Hudson Health Sciences changed its name to “Hana Biosciences, Inc.” in connection with the merger. In exchange for their shares of capital stock in Hana Biosciences, the former stockholders of Hana Biosciences received shares of capital stock of Email Real Estate.com representing approximately 87 percent of the outstanding equity of Email Real Estate.com on a fully-diluted basis after giving effect the to the transaction. In addition, the terms of the merger provided that the board of directors of Email Real Estate.com would be reconstituted immediately following the effective time of the transaction such that the directors of Email Real Estate.com were replaced by the directors of Hana Biosciences. Further, upon the effective time of the merger, the business of Email Real Estate.com was abandoned and the business plan of Hana Biosciences was adopted. The transaction was therefore accounted for as a reverse acquisition with Hana Biosciences, Inc. as the acquiring party and Email Real Estate.com as the acquired party. Accordingly, when we refer to our business and financial information relating to periods prior to the merger, we are referring to the business and financial information of Hana Biosciences, Inc., unless the context indicates otherwise.

      Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development, legal expenses resulting from intellectual property prosecution and organizational affairs and other expenses relating to the design, development, testing, and enhancement of our product candidates. We expense our research and development costs as they are incurred.

      General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including business development and general legal activities.

Our results include non-cash compensation expense as a result of the issuance of stock and stock option grants. Compensation expense for options granted to employees represents the difference between the fair value of our common stock and the exercise price of the options at the date of grant. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock- Based Compensation.” Compensation for options granted to consultants has been determined in accordance with SFAS No. 123 as the fair value of the equity instruments issued. APB Opinion No. 25 has been applied in accounting for fixed and milestone-based stock options to employees and directors as allowed by SFAS No. 123. This amount is being recorded over the respective vesting periods of the individual stock options. The expense is included in the respective categories of expense in the statement of operations. We expect to record additional non-cash compensation expense in the future, which may be significant. However, because some of the options are milestone-based, the total expense is uncertain.

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Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

General and administrative expenses. For the six months ended June 30, 2004, general and administrative expense was $953,132 as compared to $18,662 for the six months ended June 30, 2003. The increase of $934,470 is due primarily to an increase in payroll expenses of approximately $300,000, an increase in rent and utilities expense of approximately $75,000 and increases to professional fees and travel expense of approximately $209,000 and $147,000 respectively. For the six months ended June 30, 2004 the Company also incurred stock based compensation expense for options issued to employees totaling approximately $95,000, no corresponding expense existed for the six months ended June 30, 2003.

Research and development expenses. For the six months ended June 30, 2004, research and development expense was $1,067,105 as compared to $124,392 for the six months ended June 30, 2003. The increase of $942,713 is due primarily to an increase in salaries of $183,000, an increase of $200,000 associated with milestone payments related to advancements in our licensed compounds and an increase in professional outside services of $293,000. For the three months ended June 30, 2004 the Company also incurred stock based compensation expense for options issued to employees totaling approximately $22,000, no corresponding expense existed for the quarter ended June 30, 2003. In addition, the Company incurred fair value stock option expense of approximately $150,000 relating to option grants for the six months ended June 30, 2004. No such expense was present in the corresponding period of 2003.

Other income (expense), net. For the six months ended June 30, 2004, net interest expense was $12,706 as compared to $4,188 for the six months ended June 30, 2003. The increase of $8,518 is a result of an increase in the amount of interest bearing notes payable in the current year when compared to 2003.

For the six months ended June 30, 2004, net other income was $623 as compared to zero for the corresponding period of 2003. The increase is attributed to the Company’s dividend bearing cash account not present in 2003.

Net loss. Net loss for the six months ended June 30, 2004, was $2,032,320 as compared to $147,242 for the six months ended June 30, 2003. This increase in net loss is attributable primarily to an increase in research and development expenses of $942,713 and an increase in general and administrative expenses of $934,470.

Years Ended December 31, 2003 and 2002

General and administrative expenses. For the year ended December 31, 2003, general and administrative expense was $229,601 as compared to $2,065 for the year ended December 31, 2002. The increase of $227,536 is due primarily to an increase in payroll expenses of approximately $140,000, an increase in rent and utilities expense of approximately $10,000 and increases to professional fees of approximately $42,000.

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Research and development expenses. For the year ended December 31, 2003, research and development expense was $309,376 as compared to $142,405 for the year ended December 31, 2002. The increase of $166,971 is due primarily to an increase in professional outside services of approximately $154,000.

Interest Expense. For the year ended December 31, 2003, interest expense was $12,879 as compared to $0 for the year ended December 31, 2002. The increase is a result of an increase in the amount of interest bearing notes payable in 2003 when compared to 2002.

Net loss. Net loss for the year ended December 31, 2003, was $551,856 as compared to $144,470 for the year ended December 31, 2002. This increase in net loss is attributable primarily to an increase in research and development expenses of $166,971 and an increase in general and administrative expenses of $227,536.

Liquidity and Capital Resources

From inception to June 30, 2004, we have incurred an aggregate net loss of $2,728,646, primarily as a result of expenses incurred through a combination of research and development activities related to the various technologies under our control and expenses supporting those activities.

We have financed our operations since inception primarily through equity and debt financing. During the six months ended June 30, 2004, we had a net increase in cash and cash equivalents of $2,956,565. This increase primarily resulted from net cash provided by financing activities of $4,504,155, substantially all of which was from the private placement of 1,987,846 shares of common stock at a per share price of $2.375, offset by net cash used in operating activities of $1,476,377 for the six months ended June 30, 2004. Total cash resources as of June 30, 2004 were $3,044,240 compared to $87,675 at December 31, 2003.

Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds may not become available on acceptable terms and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. Through June 30, 2004, a significant portion of our financing has been through private placements of common stock and debt financing. We will continue to fund operations from cash on hand and through the similar sources of capital previously described. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. Based on our resources at June 30, 2004, we believe that we will need additional equity or debt financing during 2006 to be able to sustain our operations and that we will need additional financing thereafter until we can achieve profitability, if ever.

Financings

In February 2004, we raised gross proceeds of approximately $4.7 million through the sale of 1,987,846 shares of our common stock. In connection with this offering, we engaged Paramount BioCapital, Inc. as placement agent and paid commissions and other offering-related expenses consisting of $341,979 in cash and a 5-year warrant to purchase 196,679 shares of our common stock.

Immediately prior to the Email Real Estate.com – Hana Biosciences merger in July 2004, we raised gross proceeds of $8 million through the sale of 2,395,210 shares of Series A Convertible Preferred Stock. Upon the effective date of the registration statement of which this prospectus forms a part, each share of Series A Preferred Stock will convert into 16.920814 common shares, or an aggregate of approximately 40,528,900 common shares.

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License Agreement Obligations.

PT-523. Our rights to PT-523 are governed by the terms of a December 2002 license agreement with Dana-Farber Cancer Institute and Ash Stevens, Inc. The agreement provides us with an exclusive worldwide royalty bearing license, including the right to grant sublicenses, to the intellectual property rights and know-how relating to PT-523 and all of its uses. Patents related to this technology and covered by the license include: (i) a composition of matter patent, which has been granted, (ii) a utility application, which has been filed; and (iii) provisional use patents for multiple indications. The technology licensed to us includes one United States patent issued in 1988 and one pending patent application filed in April 2002.

The license agreement requires us to make future payments totaling up to $6 million upon the achievement of certain milestones, including a $5 million payment upon approval by the FDA of a New Drug Application for PT-523. To date, we have made one of these milestone payments in the amount of $100,000 following commencement of the Phase I clinical trial. Additionally, we are obligated to pay royalties in the amount of 3.5 percent of “net sales” (as defined in the license agreement) of PT-523. We are also required to pay to the licensors 20 percent of fees or non-royalty consideration (e.g., milestone payments, license fees) received by us in connection with any sublicense of PT-523 granted prior to the start of a Phase II trial, and 15 percent of such fees after initiation of a Phase II clinical trial.

The license agreement includes certain other covenants, which require us to, among other things, maintain and prosecute patents related to PT-523; use our commercially reasonable efforts to bring the licensed product to market as soon as reasonably practicable; and prepare and provide to the licensors certain reports concerning our development and commercialization efforts. In the event we fail to carry out our responsibilities under the license agreement, the licensors may terminate the license. The license agreement may also be terminated in the event we fail to make a scheduled milestone or royalty payment, we otherwise materially breach the license agreement, or if we become involved in a bankruptcy, insolvency or similar proceeding, provided that we are entitled to notice of such intention to terminate and an opportunity to cure.

IPdR. In February 2004, we entered into an exclusive worldwide, royalty-bearing license agreement with Yale University and The Research Foundation of State University of New York, including the right to grant sublicenses, for the rights to the intellectual property relating to IPdR. The licensed intellectual property includes patent rights relating to IPdR that do not expire until 2017, at the earliest. In addition to license fees paid to date, we are required to make additional license payments in the aggregate amount of $500,000 upon the completion of a Phase IIb clinical trial and upon NDA approval by the FDA. As further consideration for the license, we are required to pay royalties to Yale and SUNY equal to 3 percent of net sales (as defined in the license agreement) from IPdR.

The license agreement also includes certain other covenants which obligate us to, among other things, initiate a Phase I trial for IPdR by February 2006 and a Phase II trial within 18 months of successful completion of the Phase I trial; file an NDA for FDA approval by February 2011; maintain and prosecute the patents relating to IPdR; and use our reasonable commercial efforts to implement a mutually-agreed upon plan for developing and commercializing IPdR. In the event we commit a material breach of our obligations under the license agreement, Yale and SUNY have the right to terminate the license agreement following notice to us and an opportunity to cure such breach (if capable of being cured).

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Current and Future Financing Needs

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts. Based on our current plans, we believe that our cash and cash equivalents and net proceeds from this offering will be sufficient to enable us to meet our planned operating needs for at least the next 18 months. Over the next 18 months we expect to spend approximately $8.0 million on clinical development, $1.8 million on general corporate, and $180,000 on facilities rent.

However, the actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our pre-clinical and clinical development activities;

•	the progress of the development efforts of parties with whom we have entered into research and development agreements;

•	our ability to maintain current research and development programs and to establish new research and development and licensing arrangements;

•	our ability to achieve our milestones under licensing arrangements;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of our shares or debt and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

Plan of Operation

Our plan of operation for the remainder of the year ending December 31, 2004 and for the first six months of 2005 is to continue implementing our business strategy, including the clinical development our two compounds. We also intend to expand our drug candidate portfolio by acquiring additional drug technologies for development. We expect our principal expenditures during the next 18 months to include:

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•	operating expenses, including expanded research and development and general and administrative expenses; and

•	product development expenses, including the costs incurred with respect to applications to conduct clinical trials in the United States for PT-523 and IPdR.

As part of our planned expansion, we anticipate hiring additional scientific and business development staff. In addition, we intend to use clinical research organizations and third parties to perform our clinical studies and manufacturing.

Research and Development Projects

PT-523. In 2003, we submitted an Investigational New Drug application (“IND”) with the U.S. Food and Drug Administration (“FDA”) to commence Phase I clinical trials of PT-523 for the treatment of cancer. Phase I trials, which commenced in April 2004, will involve an estimated 20 – 45 patients, although to date only four patients have received doses of PT-523. The primary purposes for this study are to evaluate the safety of PT-523 when administered intravenously to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, establish the maximum tolerated dose, and identify dose limiting toxicities.

PT-523 has received clinical development grants from the National Cancer Institute. These grants cover the predominant cost of pre-clinical efficacy and safety testing, clinical manufacturing, and Phase I clinical program. Through June 30, 2004, we have incurred $711,337 of costs related to our development of PT-523, of which $272,205 was incurred in fiscal 2003, and $439,132 has been incurred in the first six months of 2004. Currently, we anticipate that we will need to expend approximately an additional $500,000 to $1,000,000 in development costs in fiscal 2004 and at least an aggregate of approximately $75 million until we receive FDA approval for PT-523, should we opt to continue development.

We believe we currently have sufficient capital to fund development activities of PT-523 during 2004 and 2005. Since our business does not generate any cash flow, however, we will need to raise additional capital to continue development of the product beyond 2005. We expect to raise such additional capital by either borrowing money or by selling shares of our capital stock. To the extent additional capital is not available when we need it, we may be forced to sublicense our rights to PT-523 or abandon our development efforts altogether, either of which would have a material adverse effect on the prospects of our business. See also the risks identified under the section entitled “Risk Factors” in this prospectus.

IPdR. In August 2004, we submitted an IND with the FDA to commence Phase I clinical trials of IPdR for the treatment of selected radiosensitive cancers. Assuming FDA approval of our IND, we expect to commence Phase I trials by the end of 2004, which we estimate will involve approximately 40-60 patients. The primary purposes for this study will be to evaluate the safety of oral IPdR in patients with selected radiosensitive and who have failed curative or survival prolonging therapy or for whom no such therapies exist, establish the maximum tolerated dose, and identify dose limiting toxicities.

IPdR has received clinical development grants from the National Cancer Institute. These grants cover the predominant cost of pre-clinical efficacy and safety testing, clinical manufacturing, and Phase I clinical program. Through June 30, 2004, we have incurred $15,286 of project costs related to our development of IPdR, all of which was incurred during the first six months of 2004. Currently, we anticipate that we will need to expend an additional $300,000 to $600,000 in development costs in fiscal 2004 and at least an aggregate of approximately $50 million until we receive FDA approval for IPdR, should we opt to continue development.

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     We believe we currently have sufficient capital to fund our development activities of IPdR during 2004 and 2005. Since our business does not generate any cash flow, however, we will need to raise additional capital to continue development of the product beyond 2005. We expect to raise such additional capital by either borrowing money or by selling shares of our capital stock. To the extent additional capital is not available when we need it, we may be forced to sublicense our rights to IPdR or abandon our development efforts altogether, either of which would have a material adverse effect on the prospects of our business. See also the risks identified under the section entitled “Risk Factors” in this prospectus.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their most “critical accounting policies” in management’s discussion and analysis of financial condition and results of operations. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of the company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Expense

Research and development expenses are expensed as incurred.

Stock-Based Compensation

     Options, warrants and stock awards issued to non-employees and consultants are recorded at their fair value as determined in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” and EITF No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and recognized as expense over the related vesting period.

Recently Issued Accounting Standards

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under pervious pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

     SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type included put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under SFAS No. 150 are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

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     Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The remaining provisions of SFAS No. 150 are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003.

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OUR COMPANY

      All of our existing operations are conducted through our wholly-owned subsidiary, Hana Biosciences, Inc. The discussion set forth below is a summary of our business, as conducted by Hana Biosciences, including a description of its product candidates.

Overview

      We are a development stage, South San Francisco-based biopharmaceutical company that aims to acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. We currently have the rights to and are developing two product candidates, PT-523 and IPdR. We are committed to creating value by building a world-class team, accelerating the development of lead product candidates, expanding our pipeline by being the alliance partner of choice, and nurturing a favorable company culture.

Cancer

Overview

      Cancer is a group of diseases characterized by either the runaway growth of cells or the failure of cells to die normally. Often, cancer cells spread to distant parts of the body, where they can form new tumors. Cancer can arise in any organ of the body and will strike one of every two American men and one of every three American women at some point in their lives. Each year, nearly 1.4 million new cases of cancer are diagnosed in the United States, a figure that does not include the 900,000 cases of skin cancer diagnosed annually. Cancer is the second leading cause of death (after heart disease) in the United States, accounting for 560,000 deaths every year.

      There are more than 100 different varieties of cancer, which can be divided into six major categories. Carcinomas, the most common type of cancer, originate in tissues that cover a surface or line a cavity of the body. Sarcomas begin in tissue that connects, supports or surrounds other tissues and organs. Lymphomas are cancers of the lymph system, the circulatory system that bathes and cleanses the body's cells. Leukemias involve blood-forming tissues and blood cells. As their name indicates, brain tumors are cancers that begin in the brain, and skin cancers, including dangerous melanomas, originate in the skin. Cancers are considered metastatic if they spread via the blood or lymphatic system to other parts of the body to form secondary tumors.

      Normal cells grow and divide in a controlled manner. Cancer is caused by a series of mutations, or alterations, in genes that control cells' ability to grow and divide. Some mutations are inherited; others arise from environmental factors such as smoking or exposure to chemicals, radiation, or viruses that damage cells’ DNA. The mutations cause cells to divide relentlessly or lose their normal ability to die.

      This year, one in four deaths in the US is expected to be due to cancer. For all forms of cancer combined, the 5-year relative survival rate is 62 percent. Despite the fact that the cancer mortality rate in the U.S. has risen steadily for the past 50 years, scientific advances appear to have begun to turn the tide. 1997 was the first year in the past half century in which fewer Americans died of cancer than the year before - the start of what researchers hope will be a long-term decline in cancer deaths.

      The cost of cancer to the healthcare system is significant. The National Institute of Health (NIH) estimates that the overall cost of cancer in 2002 was $171.6 billion. This cost includes $60.9 billion in direct medical expenses, $15.5 billion in indirect morbidity costs, and $95.2 billion in indirect mortality costs.

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Cancer Treatments

Major treatments for cancer include surgery, radiotherapy, and chemotherapy. There are many different drugs that are used to treat cancer, including cytotoxics or antineoplastics, hormones, and biologics. There are also many experimental treatments under investigation including radiation sensitizers, vaccines, gene therapy and immunotoxins. We believe cancer treatment represent a significant unmet medical need and a promising market opportunity.

Radiotherapy, also called radiation therapy, is the treatment of cancer and other diseases with ionizing radiation. Ionizing radiation deposits energy that injures or destroys cells in the area being treated (the "target tissue") by damaging their genetic material, making it impossible for these cells to continue to grow. Although radiation damages both cancer cells and normal cells, the latter are able to repair themselves and function properly. Radiotherapy may be used to treat localized solid tumors, such as cancers of the skin, tongue, larynx, brain, breast, or uterine cervix. It can also be used to treat leukemia and lymphoma (cancers of the blood-forming cells and lymphatic system, respectively).

Scientists also are looking for ways to increase the effectiveness of radiation therapy. Two types of investigational drugs are being studied for their effect on cells undergoing radiation. Radiosensitizers (such as IPdR) potentially make the tumor cells more likely to be damaged; and radioprotectors protect normal tissues from the effects of radiation.

Cytotoxics, or anticancer drugs, destroy cancer cells by stopping them from growing or multiplying. Healthy cells can also be harmed, especially those that divide quickly. Harm to healthy cells is what causes side effects. These cells usually repair themselves after chemotherapy. Chemotherapy can be used for different goals including to cure the cancer (when the patient remains free of evidence of cancer cells), control the cancer (by keeping the cancer from spreading), and to relieve symptoms of cancer (such as pain to help patients live more comfortably).

Cytotoxic agents act primarily on macromolecular synthesis, repair or activity, which affects the production or function of DNA, RNA or protein. For example, our drug candidate PT-523 is a novel non-classical antifolate or antimetabolite being developed for use as a cytotoxic agent for the treatment of solid tumors. Thus, although there are many cytotoxic agents, there is a considerable amount of overlap in their mechanisms of action. As such, the choice of a particular agent or group of agents is generally not a consequence of a prior prediction of antitumor activity by the drug, but instead the result of empirical clinical trials.

Global Cancer Market Overview

The global cancer market was estimated at $33.5 billion in 2003. Cytotoxics or antineoplastics account for 28 percent or $9.5 billion of the total global cancer drug market. Predominant classes of cytotoxic agents are antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkaloids, platinum compounds, and taxanes. A segmentation of the global cancer drug market can be found below in Figure 1.

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Fig. 1
PT-523

Product Description

PT-523 is a novel water-soluble, nonpolyglutamatable analogue of methotrexate, or “MTX.” MTX is a an anti-cancer drug that interferes with the normal utilization of folic acid in tissue cell reproduction. PT-523 was developed at the Dana-Farber Cancer Institute and the National Cancer Institute (“NCI”) as part of a program to develop products with improved efficacy, tolerability and resistance. PT-523 is ten times more potent than MTX to inhibit the activity of the target enzyme DHFR (dihydrofolate reductase). PT-523 also utilizes the membrane-bound transporter RFC (Reduced Foliate Carrier) ten times more efficiently than MTX. Based on those factors PT-523 is 10 to 100 times more potent than MTX against a wide variety of cell lines and animal models. An integrated battery of preclinical mechanistic studies, including efficacy studies in both in vitro cell culture and in vivo human tumor xenograft models, as well as tissue distribution, pharmacokinetic and systemic toxicity studies have been conducted with PT-523. The combined results of these studies suggest that PT-523 has the potential to significantly enhance the treatment of patients with cancer and other autoimmune diseases. As a result, we are currently conducting a Phase I clinical study of PT-523 at the Dana-Farber, Massachusetts General Hospital, and Beth-Israel Deaconess Hospital.

Antifolates are an important class of cytotoxic agents, which are antimetabolites. Antifolates, also known as folic acid analogs, have been used clinically for more than 30 years to treat both solid and hematological cancers (such as breast cancer and acute lymphocytic leukemia), as well as inflammatory diseases (such as rheumatoid arthritis). Antimetabolites, such as methotrexate, are structurally related to folic acid and act as antagonists to this vitamin by inhibiting the enzyme that converts folic acid to its active form. Rapidly dividing cells, such as cancer cells, need folic acid to multiply. The decreased level of this active vitamin leads to depressed DNA, RNA, and protein synthesis which in turn leads to apoptosis, or cell death.

Antifolates may be classified as polytglutamatable, or classical antifolates, as well as Type A and Type B non-polyglutamatable antifolates as described below:

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Classification Scheme for Dihydrofolate Reductase Inhibitors

Polyglutamatable Inhibitors	Historically referred to as “classical” antifolates, this group includes AMT and MTX analogs modified in the B-ring, the bridge, and/or the p-aminobenzoic acid (PABA) moiety, but with an intact glutamate side chain as required for folylpolyglutamate synthetase (FPGS) activity.

Nonpolyglutamatable Inhibitors (Type A)	Traditionally referred to as “nonclassical” or “small molecule” antifolates, this group includes very lipophilic drugs like DDMP, TMX, and PTX, which are not substrates for the reduced folate carrier transport system used by classical antifolates, and are presumably taken up by passive and/or facilitated diffusion.

Nonpolyglutamatable Inhibitors (Type B)	This group consists of compounds that are more polar than those of Type A and retain most of the basic structural motifs of classical antifolates, including the alpha-COOH group. However, they cannot form polyglutamates because the gamma-COOH is blocked or the distal end of the side-chain is otherwise altered. Mechanistically, these “hybrid” inhibitors may be viewed as nonclassical, although they differ from Type A inhibitors in that they are water-soluble, are cleared rapidly from the circulation, and enter cells via the reduced folate carrier transport system (RFC). Moreover, unlike some Type A inhibitors (e.g. TMX), their activity is not influenced by P-glycoprotein over expression.

      Classical antifolates contain a glutamic acid side chain which is converted to polyglutamates once the antifolate enters the cell. These polyglutamate metabolites have a prolonged intracellular half life and allow for prolonged drug action in malignant cells. These metabolites are also potent, direct inhibitors of several folate-dependent enzymes involved in de novo purine synthesis. However, cancer cells lose their ability to convert classical antifolates into the more active polyglatamated form over time and consequently, reduce the therapeutic effect.

      Nonclassical antifolates are primarily non-water soluble and do not contain a glutamic acid side chain. As such, they cannot be converted to polyglutamates once they enter the cell. Nonclassical antifolates presumably enter the cell by passive and/or facilitated diffusion.

      PT-523’s side chain, illustrated in Figure 2 below, contains a hemiphthaloylorithine moiety in place of glutamate. These features impart an added lipophilic character which improves uptake as well as tighter binding to DHFR. At the same time, the retention of the two COOH groups provides good water solubility at physiological pH, and allows efficient use of the reduced folate carrier transport system (RFC) for active transport across the cell membrane.

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Structure of PT-523

                    key structural differences

Fig. 2. PT 523 has three key structural differences from AMT and MTX, specifically, the presence of additional methylene, amide, and phenyl moieties. These features enhance the lipophilic character of the molecule which was expected to improve its uptake into cells as well as binding affinity to DHFR. Retention of the two carboxylic acid functional groups provides good water solubility at physiological pH and allows efficient use the RFC pathway for active transport across the cell membrane.

      In addition, pharmacology studies have demonstrated that PT-523 inhibits de novo pyrimidine and purine synthesis more potently than either methotrexate or trimetrexate. PT-523 produces cytotoxicity via inhibition of dihydrofolate reductase (DHFR), binding to DHFR much more tightly than classical antifolates such as methotrexate. We believe that PT-523 enters cells by the reduced folate carrier transport system pathway and may be transported up to 10-times more efficiently than methotrexate. PT-523 has exhibited promising anti-tumor activity in multiple animal models using a wide variety of cell lines and tumor types. In addition, PT-523 is active in anti-tumor models known to be resistant to classical polyglutamatable antifolates such as methotrexate. We believe that the high potency of PT-523 observed in anti-tumor models is consistent with the combined effects of its enhanced affinity for DHFR and more efficient cellular uptake.

      Interest in PT-523 was first sparked by the discovery that this compound when administered in the low nanomolar range had excellent potency against tumor cells that had shown a clinically relevant level of resistance to MTX. Table 1 exhibits human head-and-neck squamous carcinoma cells with acquired resistance to MTX involving either a defect in transport and polyglutamation or an increase in DHFR expression.

In-vitro activity of PT-523 against MTX resistant cancer cells

		Fold MTX Resistance	IC50(nM)

Cell Line	Resistance Phenotype		MTX	PT-523

SCC15	Wild-type	-	38 (1)	1.1 (35)
SCC15/R1	Transport/polyglutamation	15	580 (0.066)	4.0 (9.5)

SCC25	Wild-type	-	7.5 (1)	0.96 (7.8)
SCC25/R1	Increased DHFR (3.5x)	20	150 (0.050)	1.3 (5.8

Table 1

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      The activity of PT-523 does not require polyglutamation and therefore it may be more efficacious against tumors. As such, the efficacy of PT-523 and MTX was assessed in a tumor growth delay (TGD) mouse model by Wright (1998) as depicted in Fig. 3, which shows that PT-523 was more effective than MTX on either treatment schedule.

Fig.3. Effect of PT523 on growth of SCC VII murine squamous cell carcinoma. Cells (2x106) were implanted IM in the hind leg of C3D mice on d0, and treatment was started on d1. The endpoint for the experiment was an RMS diameter of 10 mm. Panel A (PT523, 5d infusion): 1/6 mice died on d13 with no tumor; the rest were euthanized between d24 and d28 (10 mm reached). Panel B: (PT523, bidx10): all mice were euthanized between d26 and d28 (10 mm reached). Panel C (MTX, 5d infusion): 1/6 mice died on d17 and 1/6 on d18; 3/6 mice were euthanized on d21 and 1/6 on d24. Panel D (MTX, bidx10): 1/14 mice died on d11,1/6 on d/13, 1/6 on d/16; 7/14 mice were euthanized on d26 and 4/14 on d31 (Wright, 1998).

Potential Advantages of PT-523 Over Existing Therapies

Potential advantages of PT-523 over existing therapies include increased targeting to tumor cells, better tolerability, and a superior resistance profile:

Increased Targeting to Tumor Cells: PT-523 produces cytotoxicity via inhibition of dihydrofolate reductase (DHFR). It binds to DHFR much more tightly than other antifolates, allowing PT-523 to inhibit DNA synthesis more potently than other antifolates including MTX (Table 2). Additionally, we believe that PT-523 may enter cells up to 10 times more efficiently than MTX by way of the reduced folate carrier transport system pathway. Nonclassical antifolates are not able to enter through this pathway. We believe that these characteristics allow for potent, targeted delivery of PT-523.

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Relative growth inhibitory potency of PT-523, MTX, EDX and TMQ against human HNSCC cell lines

		Degree of
Cell Line	Anatomical site	Differentiation	PT-523	MTX	EDX	TMX

UM-SCC-22B	Hypopharynx	Good	1.8	100	4	ND
UM-SCC-14C	Oral cavity	Poor	7	400	50	130
UM-SCC-11B	Larynx	Poor	40	1000	52	410
UM-SCC-35	Hypopharynx	Good	2100	>10[4]	>10[4]	ND
UM-SCC-OE	Oral cavity	Poor	5500	900	10	>10[3]

IC50 values for PT-523, MTX and EDX are the means of at least three different experiments, while those for TMQ are averaged from two experiments. ND=not determined.

Table 2

Better Tolerability: We believe that PT-523 may be more tolerable than other existing cancer drugs. Classical compounds such as MTX are polyglutamated once they enter the cells. This polyglutamation allows the drug to stay in the cell and act on its target more effectively. However, while healthy cells maintain their ability to make polyglutamates, cancer cells lose their ability to form polyglutamates. Consequently, the drug stays in the healthy cells, causing toxicity, but it is not able to exert its effect on the cancer cell to kill it. PT-523 solves this problem by blocking and altering the side chain of the compound. We believe this alteration allows the drug to stay in the cancer cell and act on its target.

Superior Resistance Profile: In preclinical studies, PT-523 has demonstrated efficacy against tumor cells that were resistant to other antifolates. Human head-and-neck squamous carcinoma cells that were resistant to MTX were shown to be highly sensitive to the effects of PT-523 (see Table 2).

PT-523: Clinical Development Plan

In March 2003, we submitted our Investigational New Drug application (“IND”) with the United States Food and Drug Administration (“FDA”) to seek approval to commence Phase I clinical trials of PT-523 for the treatment of cancer in humans. The IND was granted in May 2003, thereby enabling us to initiate clinical trials in the U.S. We have received institutional review board (IRB) approval to begin Phase I clinical studies at the Dana Farber Cancer Institute (DFCI), Massachusetts General Hospital, and Beth-Israel Deaconess Hospital. Joseph Paul Eder, M.D., Assistant Professor of Medicine at Harvard Medical School and the Clinical Director of the Experimental Therapeutics Program, will be the primary investigator for the Phase I clinical study.

The primary objectives of this study are to evaluate the safety of PT-523 when administered intravenously to patients with solid tumors who have failed curative or survival prolonging therapy or for whom no such therapies exist; and to establish the maximum tolerated dose, or “MTD,” and identify the dose limiting toxicities, or “DLT,” of PT-523. The secondary objectives of this study are to determine the pharmacokinetics and to evaluate preliminary efficacy of PT-523 in patients receiving a bolus intravenous injection of PT-523. It is estimated that 20-40 patients will be required to determine the MTD. Upon completion of this study, we will evaluate each of several clinical oncology indications in attempting to achieve the most rapid approval by the FDA for use in the treatment of cancer.

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Additional Potential Indications for PT-523

While PT-523 continues in clinical development for oncology, we also intend to evaluate its potential in non-oncology indications, such as rheumatoid arthritis, psoriasis, inflammatory bowel disease, and multiple sclerosis. After initial preclinical studies are evaluated in each of the indications, our scientific advisory board, consultants, and management team will evaluate PT-523’s potential in these indications. We intend to continue the clinical testing of PT-523 in the non-oncology indications in which the most potential is shown.

There are several theories about how antifolates work to treat inflammatory diseases. One hypothesis is based on the idea that antifolates promote the formation of a natural substance in the body called adenosine, which has anti-inflammatory properties. Antifolates, such as methotrexate (MTX), have been shown to inhibit neutrophil function by stimulating adenosine release from connective tissue cells. Another hypothesis states that antifolates inhibit the production of tumor necrosis factor and nitric oxide in the body. Both tumor necrosis factor (TNF) and nitric oxcide (NO) have been shown to cause inflammation. TNF has been shown to play a central role in the pathogenesis of rheumatoid arthritis. NO production has been shown to be decreased in mice treated with MTX.

PT-523: Competition

The efficacy and safety profile of PT-523 will potentially make it an attractive alternative to existing antifolate therapies for oncology and inflammatory diseases. We intend to achieve market share at the expense of existing and established products, as well as future products in the relevant target markets. Some of our competitors include, but are not limited to Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis (edatrexate), and Allos (PDX) respectively.

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Currently Available Antifolates

Cytotoxic agents such as antifolates have been in use for many years. Originally used as a chemotherapy drug to treat certain kinds of cancer, methotrexate, a classical antifolate, was also found to be beneficial in those with inflammatory arthritis and/or psoriasis. In cancer, MTX has been used in breast, head and neck, lung, acute lymphocytic leukemia, gestational trophoblastic disease, lymphoma, and bone tumors. It is also used to treat rheumatoid arthritis and psoriasis. Trimetrexate is a methotrexate analog originally developed by Pfizer, which was approved in 1993 for the treatment of moderate-to-severe pneumocystis carinii pneumonia for immunocompromised patients. Pfizer is also developing a topical and oral formulation of trimetrexate, which it believes may be useful in treating psoriasis and rheumatoid arthritis.

Antifolates in Development

Eli Lilly is developing pemetrexed for the treatment of mesothelioma and other solid tumors. Recently, pemetrexed has shown efficacy in clinical studies for mesothelioma and Eli Lilly recently received FDA approval of the drug (Alimta®) for this indication.

Novartis is developing edatrexate for the treatment of cancer. Clinical trials have been conducted in patients with non-small-cell lung cancer, cervical cancer, colon cancer, and breast cancer. The current development status for edatrexate is not known.

Allos, under license from Memorial Sloan-Kettering Cancer Center, is development PDX (10-propargyl-10-deazaaminopterin). A Phase II trial in non-small-cell lung cancer has been completed and studies are ongoing in mesothelioma and lymphoma.

PT-523 will compete with other cytotoxic, or anticancer, therapies such as antimetabolites, alkyltaing agents, cytotoxic antibiotics, vinca alkaloids, platinum compounds, and taxanes. Since there is a considerable amount of overlap in their mechanisms of action, the choice of a particular agent or group of agents is generally not a consequence of a prior prediction of antitumor activity by the drug, but instead the result of empirical clinical trials.

IPdR

Product Description

Radiotherapy, also called radiation therapy, is the treatment of cancer and other diseases with ionizing radiation. Ionizing radiation deposits energy that injures or destroys cells in the area being treated (the "target tissue") by damaging their genetic material, making it impossible for these cells to continue to grow. Although radiation damages both cancer cells and normal cells, the latter are able to repair themselves and function properly. Radiotherapy may be used to treat localized solid tumors, such as cancers of the skin, tongue, larynx, brain, breast, or uterine cervix. It can also be used to treat leukemia and lymphoma (cancers of the blood-forming cells and lymphatic system, respectively).

Two types of investigational drugs are being studied for their effect on cells undergoing radiation. Radiosensitizers, such as IPdR, potentially make the tumor cells more likely to be damaged, and radioprotectors, which protect normal tissues from the effects of radiation. Hyperthermia, the use of heat, is also being studied for its effectiveness in sensitizing tissue to radiation.

Halogenated dThd analogues such as IUdR and BUdR are known radiosensitizers with demonstrated clinical efficacy, but poor tolerability

Halogenated dThd analogues such as intravenously (iv) administered IUdR and BUdR are a promising class of radiosensitizers. These halogenated dThd analogues are incorporated into DNA in place of dThd and are thought to radiosensitize cells by forming reactive uracil radicals following irradiation that are capable of inducing strand breaks. Unrepaired or misrepaired DNA double strand breaks result in cell death. The results of recent Phase I/II clinical trials suggest an improved outcome compared to radiotherapy alone in patients with anaplastic astrocytomas and possibly in patients with glioblastoma multiforme. dThd analogue use may also augment treatment for other types of clinically radioresistant cancers, including locally advanced cervical cancer, head and neck cancers, unresectable hepatic metastases from colorectal cancers, and locally advanced sarcomas, based on the results of other recent Phase I/II clinical trials. However, systemic toxicity with i.v. IUdR to rapidly proliferating normal tissues (principally bone marrow and intestine) can limit the duration and dose rate of the drug infusion and consequently may limit the extent of human tumor radiosensitization.

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      IPdR is a novel oral prodrug of IUdR being developed as a radiation therapy sensitizer for the treatment of certain types of brain cancers

      IPdR (5-iodo-2-pyrimidinone-2'-deoxyribose) is a novel orally administered prodrug for 5-iodo-2'-deoxyuridine (IUdR) for tumor radiosensitization. IPdR is converted to IUdR by aldehyde oxidase in the liver. The IPdR-aldehyde oxidase activity levels are at least one log higher in normal liver compared with other normal tissues. Because only a low amount of aldehyde oxidase is present in the small intestine and bone marrow, IPdR treatment may avoid previously observed toxicities with i.v. IUdR. Preclinical studies with IPdR in several animal models demonstrated that IPdR and radiation is superior in terms of safety and efficacy versus IUdR and radiation. The following sections summarize results from these studies.

Fig.4. IPdR: Structures of 5-substituted 2-pyrmidine analogs. Abbreviations: MPdR, 5-methyl-2-pyrimidinone; IPdR, 5-iodo-2-pyrimidinone; EPdR, 5-ethynyl-2-pyrimidinone; and PPdR, 5-propynyl-2-pyrimidinone

      IPdR conversion to IUdR results in effective DNA incorporation and enhanced tumor radiation sensitivity. DNA incorporation is a prerequisite for radiosensitization of human tumors by the halogenated dThd analogues, and the extent of radiosensitization correlates directly with the percentage dThd replacement in DNA. Using two different human colon cancer cell lines (HT-29 and HCT 116; Kinsella et al, 1994, Cancer Res 54: 2695; Kinsella et al, 1998, Clinical Cancer Research 4: 99) and one human glioblastoma cell line (U251) as s.c. xenografts in athymic mice, Kinsella et al found a 2-fold increase in percentage IUdR-DNA in tumor cells and a 2-fold decrease in percentage IUdR-DNA incorporation in proliferating normal tissues (Table 3) after oral IPdR compared to either oral or continuous infusion IUdR. In addition, compared to radiation alone, a significant sensitizer enhancement ratio (SER) was found with the combination of oral IPdR + radiation but not for the combination of continuous infusion IUdR + radiation in the U251 xenografts (Kinsella et al, 2000, Clinical Cancer Research 6: 1468) (Fig.5).

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Table 3. Percentage IUdR-DNA replacement in cellular DNA from normal mouse tissues and U251 tumor xenografts after 14-day treatment with oral IPdR or continuous infusion IUdR. (Kinsella et al, 2000, Clinical Cancer Research 6: 1468)

Fig.5. Tumor growth of U251 s.c. xenografts after treatment with XRT alone, oral IPdR alone, continuous infusion with IUdR alone, the combination of IPdR and XRT, and the combination of IUdR and XRT. Control xenografts received no treatment. The time to reach 300% tumor volume was determined to be the end point for these tumor regrowth assays. Group of six mice were included in each experiment group. See Kinsella et al, 2000, Clinical Cancer Research 6: 1468.

      Oral IPdR provides the radiation sensitizing effect of IUdR—with potentially reduced gastrointestinal and hematological side effects associated with intravenously administered IUdR. It is well established from the Phase I and II clinical trials of continuous or prolonged intermittent i.v. infusions of IUdR and its related analogue BUdR that the systemic toxicities to the bone marrow (myelosuppression) and intestine (diarrhea) limit the duration and dose rate of a continuous infusion, which may also limit the extent of radiosensitization. In summary, the combination of preclinical studies in a variety of models (including three different human tumor xenografts in nude mice, as well as systemic toxicity and pharmacokinetic studies in non-rodent ferrets and rhesus monkeys) comparing IPdR and IUdR as radiation sensitizer demonstrated that IPdR administrated orally has superior efficacy and toxicity profile than IUdR administrated orally or by continuous infusion.

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      It is hypothesized that the improved therapeutic index of oral IPdR compared to continuous infusion IUdR results in part from the 10–100-fold lower aldehyde oxidase activity found in most normal mouse tissues including intestine, bone marrow, lung, brain, and kidney. In the studies of oral IPdR in athymic mice with or without human tumor xenografts, marked reduction in percentage IUdR-DNA incorporation in normal bone marrow and to a lesser extent in normal small intestine compared to continuous infusion IUdR was found (Table ) (Kinsella et al, 2000, Clinical Cancer Research 6: 1468).

      Similarly, using the bone marrow as a surrogate of a proliferating normal tissue and liver as a surrogate of a nonproliferating normal tissue in ferrets, the % IUdR-DNA incorporation in the liver was found very low and below detection (<0.05%) in IPdR-treated male and female ferrets. The % IUdR-DNA incorporation in ferret bone marrow increased in a dose-dependent fashion for the three IPdR dosage groups (Fig.6) which was similar to the % IUdR-DNA incorporation found in normal bone marrow in athymic mice using the same dosage schedule. In both animal species, no changes in peripheral blood counts were found after the 14-day treatment. In contrast, myelosuppression (both low WBC and platelets) is one of the dose-limiting systemic toxicities in the clinical trials of the active drug, IUdR, when given as a prolonged continuous i.v. infusion.

Fig.6. Percentage of IUdR-DNA levels in male and female ferret bone marrow after the 14-day IPdR treatment based on the three dosage groups. The levels represent the bone marrow samples from three, same-gender ferrets in each IPdR dose group; bars, SE. N.D., none detected

      The low toxicity profile of oral IPdR in athymic mice may result in part from its pharmacokinetic properties. After a single oral administration of IPdR at 250-1500 mg/kg, IPdR was efficiently converted to IUdR, the active metabolite, within 15–20 min, resulting in peak IUdR plasma levels of 40–75 µM and IUdR plasma levels persisting at >20 µM for up to 90 min. Additional pharmacokinetic studies in rhesus monkeys showed IPdR was cleared rapidly from plasma (Fig.7).

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Fig.7. Plasma IPdR concentration-time profiles in the four Rhesus monkeys after a 50-mg/kg dose of IPdR given as a 20-min i.v. infusion. The lines are the model fit to the data for each monkey (listed by number on figure) using a two-compartment model with first-order elimination from the central compartment.

     IPdR: Clinical and Regulatory Development Plan

      The clinical development strategy for IPdR is to improve the therapeutic index of halogenated dThd analogue radiosensitization in poorly responsive (clinically radioresistant) human tumors. To achieve this, we propose to use a less systemically toxic halogenanted analogue that can be metabolized in vivo to the active drug by tumor tissue or a normal tissue. Based on preclinical studies, the use of orally administered IPdR as a prodrug for IUdR-mediated tumor radiosensitization should achieve this goal.

      The first potential indication for the use of IPdR will be for malignant brain tumors. Glioblastoma multiforme and anaplastic astrocytoma are the two most common forms of malignant brain tumor. They are highly aggressive, locally invasive, and poorly responsive to most treatments. They account for more than 50% of the estimated 20,765 primary brain tumors diagnosed each year in the United States. Overall, the incidence of anaplastic astrocytoma and glioblastoma multiforme in the United States is 12,000 new cases each year. Malignant gliomas are typically diagnosed later in life, with a median age at diagnosis of 62 years. The incidence of malignant glioma has been increasing in the elderly population in recent years.

      There are several reasons behind initially targeting malignant gliomas. Radiation therapy is standard treatment for this cancer. Additionally, these tumors are highly aggressive. Consequently, standard endpoints such as increase in survival can be replaced by increased tumor response or decreased toxicity in these patients.

      Current treatments for glioblastoma and anaplastic astrocytoma involve surgical resection, radiation therapy, and chemotherapy. The prevailing standard of care for primary gliomas is surgical resection, followed by radiation therapy and either carmustine chemotherapy alone, or combination regimen of PCV (procarbazine, lomustine, vincristine). Guilford’s Gliadel wafer, an implantable, biodegradable from of carmustine, has also shown promise. In addition, there are several drugs in development for the treatment of glioblastoma including thalidomide, EGFR (epithelial growth factor receptor), and the anti-tenascin monoclonal antibody.

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      The anticipated timeline for the clinical development milestones for IPdR are shown below. Initially, we plan on having a pre-IND meeting with the FDA to confirm that we have sufficient data to file the IND in order to begin clinical studies. After filing and approval of the IND, we will begin our Phase I studies, which are estimated to take 9 months to complete. After the completion of this study, we will begin a Phase II study for malignant gliomas. After the completion of that study and meeting with the FDA, we plan on initiating several additional Phase II and Phase III studies. We envision these studies being done for primary brain tumor and for the treatment of brain metastases. Upon completion of these studies, and having a Pre-NDA Meeting with the FDA, we hope to use data from at least one of these studies to file a NDA. We estimate NDA approval and market launch in 2009. Also, development timelines may potentially be shorter through FDA accelerated review due to the likelihood of orphan drug designation, high unmet medical need, and high rate of disease progression.

Additional Potential Indications for IPdR

      Indications beyond brain tumor and metastases to the brain will need further evaluation and preclinical testing. Additional potential uses of IPdR include, but are not limited to, radiosensitive tumors such lymphoma, as well as cancers of the breast, prostate, head and neck, esophagus, bladder, cervix, uterus, soft tissue sarcomas, and retina.

IPdR: Competition

      Various pharmacological approaches have been tried experimentally and clinically to improve the therapeutic gain of halogenated dThd analogue radiosensitization in poorly radioresponsive human tumors. Selective intra-arterial infusions to increase tumor bed drug concentrations has been used clinically for primary brain tumors and hepatic metastases with a suggested modest improvement in the therapeutic gain. Experimentally, biochemical modulation of the key enzymes involved in dThd analogue metabolism (TK) or in the maintenance of cellular deoxyribonucleotide triphosphate pools (both thymidylate synthase and ribonucleotide reductase) have been studied using in vitro and in vivo human tumor systems. Biochemical modulation of thymidylate synthase has also been tried in clinical Phase I trials using concomitant continuous infusions of IUdR with either 5-fluoro-2'- deoxyuridine or folinic acid (leucovorin), but no improvements in the therapeutic gain were found.

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      There are several radiation sensitizers in clinical development including RSR13 and gadolinium texaphyrin. Currently, there are no approved radiation sensitizers on the market.

•	RSR13, being developed by Allos, is a synthetic small molecule that enhances the diffusion of oxygen to hypoxic tumor tissues from hemoglobin. Results have been announced from a subgroup analysis of patients with metastatic breast cancer in a phase III, randomized study of radiation therapy in patients with brain metastases. Based on these findings from the Phase III trial, the company is currently submitting a rolling New Drug Application (NDA) for RSR13 as an adjunct to radiation therapy for the treatment of brain metastases originating from breast cancer to the FDA.

•	Xcytrin (gadolinium texaphyrin) is being developed by Pharmacyclics as a radiosensitizer for the potential treatment of cancers including brain metastases, primary brain tumors, and non-small cell lung cancer. Pharmacyclics has initiated a confirmatory phase III trial in patients with non-small cell lung cancer whose cancer has spread to the brain. Xcytrin has just recently been granted fast-track status by the U.S. Food and Drug Administration.

Government Regulation

      The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the United States and other countries. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the “FDCA,” and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

      Drug Approval Process. None of our drugs may be marketed in the U.S. until the drug has received FDA approval. The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies, and formulation studies,

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin,

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication,

•	submission to the FDA of an NDA,

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMPs, and

•	FDA review and approval of the NDA.

     Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

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      Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

      Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an Institutional Review Board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that phase I, phase II, or phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, the Company or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

      The FDCA permits FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

      Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The agencies review the application and may deem it to be inadequate to support the registration and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

      The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis surrogate endpoints. Generally, drugs that may be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drugs will qualify for any of these programs, or that, if a drug does qualify, that the review time will be reduced.

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      Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA may issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

      After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we can market TRISENOX for additional indications, we must obtain additional approvals from FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that any additional approval for new indications for TRISENOX will be approved on a timely basis, or at all.

      Post-Approval Requirements. Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to: (i) report certain adverse reactions to the FDA, (ii) comply with certain requirements concerning advertising and promotional labeling for their products, and (iii) continue to have quality control and manufacturing procedures conform to cGMP after approval. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

      Orphan Drug. The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication.

      Non-United States Regulation. Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, including additional clinical trials that may be required, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product.

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      In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all EU members states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

License Agreements and Intellectual Property

General

      Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve its trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for its product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad. However, even patent protection may not always afford complete protection against competitors who seek to circumvent patents. See “Risk Factors – Risks Relating to Our Business – If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish,” above.

      We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how which is not patentable, and for inventions for which patents may be difficult to enforce, we rely and intend to rely in the future on trade secret protection and confidentiality agreements to protect our interests.

License Agreements

      PT-523. Our rights to PT-523 are governed by the terms of a December 2002 license agreement with Dana-Farber Cancer Institute and Ash Stevens, Inc. The agreement provides us with an exclusive worldwide royalty bearing license, including the right to grant sublicenses, to the intellectual property rights and know-how relating to PT-523 and all of its uses. Patents related to this technology and covered by the license include: (i) a composition of matter patent, which has been granted, (ii) a utility application, which has been filed; and (iii) provisional use patents for multiple indications. The technology licensed to us includes one United States patent issued in 1988 and one pending patent application filed in April 2002.

      The license agreement requires us to make future payments totaling up to $6 million upon the achievement of certain milestones, including a $5 million payment upon approval by the FDA of a New Drug Application for PT-523. To date, we have made one of these milestone payments in the amount of $100,000 following commencement of the Phase I clinical trial. Additionally, we are obligated to pay royalties in the amount of 3.5 percent of “net sales” (as defined in the license agreement) of PT-523. We are also required to pay to the licensors 20 percent of fees or non-royalty consideration (e.g., milestone payments, license fees) received by us in connection with any sublicense of PT-523 granted prior to the start of a Phase II trial, and 15 percent of such fees after initiation of a Phase II clinical trial.

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      The license agreement includes certain other covenants, which require us to, among other things, maintain and prosecute patents related to PT-523; use our commercially reasonable efforts to bring the licensed product to market as soon as reasonably practicable; and prepare and provide to the licensors certain reports concerning our development and commercialization efforts. In the event we fail to carry out our responsibilities under the license agreement, the licensors may terminate the license. The license agreement may also be terminated in the event we fail to make a scheduled milestone or royalty payment, we otherwise materially breach the license agreement, or if we become involved in a bankruptcy, insolvency or similar proceeding, provided that we are entitled to notice of such intention to terminate and an opportunity to cure.

      IPdR. In February 2004, we entered into an exclusive worldwide, royalty-bearing license agreement with Yale University and The Research Foundation of State University of New York, including the right to grant sublicenses, for the rights to the intellectual property relating to IPdR. The licensed intellectual property includes patent rights relating to IPdR that do not expire until 2017, at the earliest. In addition to license fees paid to date, we are required to make additional license payments in the aggregate amount of $500,000 upon the completion of a Phase IIb clinical trial and upon NDA approval by the FDA. As further consideration for the license, we are required to pay royalties to Yale and SUNY equal to 3 percent of net sales (as defined in the license agreement) from IPdR.

      The license agreement also includes certain other covenants which obligate us to, among other things, initiate a Phase I trial for IPdR by February 2006 and a Phase II trial within 18 months of successful completion of the Phase I trial; file an NDA for FDA approval by February 2011; maintain and prosecute the patents relating to IPdR; and use our reasonable commercial efforts to implement a mutually-agreed upon plan for developing and commercializing IPdR. In the event we commit a material breach of our obligations under the license agreement, Yale and SUNY have the right to terminate the license agreement following notice to us and an opportunity to cure such breach (if capable of being cured).

Legal Proceedings

      We are not subject to any pending legal proceeding, nor are we aware of any threatened claims against us.

Properties

      We lease 5,942 square feet of office space in South San Francisco, California. This lease currently requires us to make monthly payments of approximately $10,100, which increase to approximately $10,400 in fiscal 2005. The lease expires December 31, 2005. We do not own any real property. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Employees

      We currently employee 9 persons, all of whom are based at our South San Francisco office. We believe the relationships with our employees is satisfactory.

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MANAGEMENT

      Our executive officers and directors are described below. There are no family relationships among our executive officers or directors.

Name	Age	Position

Mark J. Ahn, Ph.D	41	President, Chief Executive Officer and Director
Fred Vitale	48	Vice President – Business Development
John P. Iparraguirre	28	Interim Chief Financial Officer, Controller and
		Secretary
Arie Belldegrun, M.D	54	Director
Isaac Kier	51	Director
Leon Rosenberg, M.D	71	Director
Michael Weiser, M.D., Ph.D	41	Director

     Mark J. Ahn, Ph.D. joined Hana in November 2003 as its President and Chief Executive Officer. Prior to joining Hana, from December 2001 to November 2003, he served as Vice President, Hematology and corporate officer at Genentech, Inc. where he was responsible for commercial and clinical development of the Hematology franchise. From February 1991 to February 1997 and from February 1997 to December 2001, Dr. Ahn was employed by Amgen and Bristol-Myers Squibb Company, respectively, holding a series of positions of increasing responsibility in strategy, general management, sales & marketing, business development, and finance. He has also served as an officer in the U.S. Army. Dr. Ahn is a Henry Crown Fellow at the Aspen Institute, founder of the Center for Non-Profit Leadership, and a member of the Board of Trustees for the MEDUNSA (Medical Universit y of South Africa) Trust. Dr. Ahn received a BA in History/Economics and an MBA in Finance from Chaminade University. He was a graduate fellow in Economics at Essex University, and has a Ph.D. in Business Administration from the University of South Australia.

     Fred Vitale has served as Vice President, Business Development of Hana since January 2004. From April 2001 to January 2004, Mr. Vitale was employed by Genentech, where he served as head of commercial Rituxan (rituximab) and pre-launch medical education for Avastin (bevacizumab). From December 1998 to April 2001, Mr. Vitale was Director, Global Oncology Marketing at Bristol-Myers Squibb where he was responsible for pipeline development, licensing, and life cycle management for cancer products including Taxol (paclitaxel); as well as Director of Operations and Planning for Japan and China. Prior to that, Mr. Vitale held several roles of increasing responsibility in sales, marketing and general management at Amgen from January 1990 to December 1998. Mr. Vitale received a Bachelor of Science in Biology from The Citadel in Charleston, South Carolina and a Physician Assistant degree from the Medical University of South Carolina.

     John P. Iparraguirre has served as Controller of Hana since May 2004, as Secretary of the Company since July 21, 2004 and Interim Chief Financial Officer since August 15, 2004. Prior to joining Hana, Mr. Iparraguirre was the Accounting Manager at Discovery Toys, Inc. from April 2002 until May 2004 where he held several roles of responsibility in Finance Management. Mr. Iparraguirre was primarily responsible for maintaining the integrity of the company’s financial reporting as well as coordinating all aspects of its SEC regulatory filings. Prior to Discovery Toys, Mr. Iparraguirre was a Senior Audit Associate at BDO Seidman, LLP, an international accounting firm, from September 1998 until April 2002, focusing on publicly traded companies and their related SEC compliance. In addition, he was appointed the West Coast administrator for BDO’s Computer Assisted Auditing Tools. Mr. Iparraguirre received a Bachelor of Science d egree in Business Economics with an Emphasis in Accounting from the University of California, Santa Barbara.

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     Arie Belldegrun, M.D., FACS has served on Hana’s Board of Directors since April 2004. He has served as Professor of Urology since 1994, Chief of the Division of Urologic Oncology since 1996 at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA). He has also held the Roy and Carol Doumani Chair in Urologic Oncology at UCLA since 2000. Dr. Belldegrun completed his medical degree at the Hebrew University Hadassah Medical School in Jerusalem, his post at the Weizmann Institute of Science and his residency in Urology at Harvard Medical School. Prior to UCLA, Dr. Belldegrun served as a research fellow in surgical oncology at the National Cancer Institute/NIH under Steven A. Rosenberg, MD, Ph.D. from 1985 to 1988. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons. Dr. Belldegrun is on the scientific boards of several biotechnology and pharmaceuti cal companies and serves as a reviewer for many medical journals and granting organizations. In addition to holding several patents, Dr. Belldegrun is the author of several books on prostate and kidney cancers, and has written over 350 scientific publications with an emphasis on urologic oncology, particularly kidney, prostate and bladder cancers. He is the founder of Agensys, Inc., a company focused on the development of fully human monoclonal antibodies to treat solid tumor cancers based on Agensys’ propriety targets. Dr. Belldegrun served as founding Chairman of Agensys from 1997-2002 and currently serves on the Board of Directors and as a consultant. Dr. Belldegrun is also Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar Biotechnology, Inc., established to in-license and develop early clinical stage drugs, with a specific focus on the field of oncology.

     Isaac Kier has served on Board of Directors of Hana since February 2004. Since February 2000, Mr. Kier has been a general partner of Coqui Capital Partners, a venture capital firm licensed by the Small Business Administration as a small business investment company having investments in the telecommunications, media and biotechnology industries. Since February 2004, he has served as treasurer and director of Tremisis Energy Acquisition Corporation (TEGYU.OB), a special purpose acquisition company. He served as President, Chief Executive Officer and Chairman of the Board of Lida, Inc (Nasdaq: LIDA) from 1981 until 1995. He was a lead investor in eDiets.com (Nasdaq:DIET) in 1999. Mr. Kier has served on the board of directors of private companies such as Montebello Brand Liquors, Inc. since 2001, and Caribbean Storage, Inc. since 2000. Since April 1997, he has been a principal of First Americas Partners, LLC, an investment partnership focusing on real estate investments in North and South America. From 1987 to 1997, he also served as the Managing Partner of Dana Communications Limited, a non-wire-line cellular licensee.

     Leon E. Rosenberg, M.D., a director of Hana since February 2004, has been a Professor in the Princeton University Department of Molecular Biology and the Woodrow Wilson School of Public and International Public Affairs since September 1997. Since July 1999, he has also been Professor Adjunct of Genetics at Yale University School of Medicine. From January 1997 to March 1998, Dr. Rosenberg served as Senior Vice President, Scientific Affairs of Bristol-Myers Squibb Company, and from September 1991 to January 1997, Dr. Rosenberg served as President of the Bristol-Myers Squibb Pharmaceutical Research Institute, where he was responsible for the company’s worldwide pharmaceutical research and development. Prior to Bristol-Myers Squibb, Dr. Rosenberg was Dean of the Yale University School of Medicine from July 1984 to September 1991. Dr. Rosenberg also serves on the Boards of Directors of Lovelace Respiratory Research Institute (sin ce 1997), Karo Bio AB (since 2000), and Medicines for Malaria Venture (since 2000).

     Michael Weiser, M.D., Ph.D., a director of Hana since its inception in December 2002, is the Director of Research of Paramount BioCapital Asset Management, Inc., New York. Dr. Weiser also currently serves on the boards of directors of Manhattan Pharmaceuticals, Inc. (OTCBB: MHTT), a company engaged in developing pharmaceutical technologies, since February 2003, Chiral Quest, Inc. (OTCBB: CQST) since February 2003, Innovative Drug Delivery Systems, Inc. and several other privately-held biotechnology companies. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where his also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.

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Code of Ethics

     We have a Code of Ethics that applies to our senior financial officers, including our President and Chief Executive Officer. A copy of the Code of Ethics may be obtained without charge upon written request directed to John P. Iparraguirre, 400 Oyster Point Boulevard, Suite 215, South San Francisco, California 94080.

Audit Committee Financial Expert

      We have an Audit Committee composed of Mr. Kier and Drs. Belldegrun and Weiser. Our board of directors has determined that Mr. Kier qualifies as an “audit committee financial expert,” as that term is defined by SEC regulations. As indicated above, Mr. Kier has experience as the treasurer (principal financial officer) of a publicly held company. Although our common stock is not listed on any of the New York Stock Exchange, American Stock Exchange or the Nasdaq Stock Market, applicable SEC rules require us to determine whether Mr. Kier is also an “independent director,” as that term is defined by the listing standards of one of the foregoing stock markets. Mr. Kier is also an “independent director,” as that term is defined by Rule 4200(a)(15) of the Nasdaq listing requirements.

Compensation of Executive Officers

Email Real Estate.com, Inc.

      Since the inception of Email Real Estate.com, Inc. through its fiscal year ended February 28, 2004, it never paid any cash or other compensation to any of its executive officers or directors. Further, none of these officers or directors ever received any stock options, stock appreciation rights, stock awards or other stock-based compensation for their services.

Hana Biosciences, Inc.

      Prior to the appointment of Mark J. Ahn, Ph.D. as Hana Biosciences’ president and chief executive officer in November 2003, since its inception in December 2002, the company had never paid any cash or other compensation to any executive officer or director. Further, prior to Dr. Ahn’s appointment, none of Hana Biosciences officers or directors ever received any stock options, stock appreciation rights, stock awards or other stock-based compensation.

      The following table sets forth, for each of Hana Biosciences’ completed fiscal years since its inception in December 2002, the compensation earned for services rendered in all capacities by Dr. Ahn, our chief executive officer, who was the only executive officer serving as such at the end of 2003 who was paid for his services. No executive officer who would otherwise have been included in this table on the basis of 2003 salary and bonus resigned or terminated employment during that year.

45

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards

						All Other
				Other Annual	Securities Underlying	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation ($)	Options (#)	($)

Mark J. Ahn (1)	2003	41,667	80,000	0	5,922,285	0
President & Chief Executive	2002	—	—	—	—	—
Officer

(1)	Dr. Ahn’s compensation for 2003 represents amounts received from his hiring on November 1, 2003, which included an $80,000 signing bonus and the prorated amount of his $250,000 annual base salary. The number of securities underlying options granted to Dr. Ahn reflect an original option grant relating to 350,000, which as a result of the July 2004 merger with Email Real Estate.com, Inc., converted into the right to purchase 5,922,285 shares of common stock.

Options and Stock Appreciation Rights

     The following table contains information concerning the grant of stock options under our 2003 Stock Option Plan and otherwise to the Named Officer during the 2003 fiscal year. No stock appreciation rights were granted during the 2003 fiscal year.

Option Grants in Last Fiscal Year (Individual Grants)

Percent of Total
	Number of	Options/SARs
	Securities	Granted to
	Underlying Options	Employees in Fiscal	Exercise or Base
Name	Granted (#)	Year	Price ($/Share)	Expiration Date

Dr. Ahn	5,922,285(1)	100%	0.014	11/01/2013

(1)	Option vests in three equal installments on November 1, 2004, November 1, 2005 and November 1, 2006, respectively. The number of shares relating to the option was originally 350,000 at a price of $0.235 per share, which, as a result of the July 2004 merger with Email Real Estate.com, Inc. converted into the right to purchase 5,922,285 shares at a price of $0.014 per share.

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Option Exercise and Holdings

      The following table provides information with respect to Dr. Ahn concerning the exercisability of options during the 2003 fiscal year and unexercisable options held as of the end of the 2003 fiscal year. No stock appreciation rights were exercised during the 2003 fiscal year, and no stock appreciation rights were outstanding at the end of that fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Securities Underlying Unexercised		Value of Unexercised In-the-Money
	Shares		Options at FY-End (#)		Options at FY-End (Market price of
	Acquired	Value			shares at FY-End less exercise price) (1)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Ahn	0	—	0	5,922,285	$0	$9,392,274

________________________
(1)	Based on the fair market value of Email Real Estate.com, Inc. common stock on December 31, 2003 of $1.60 per share, the closing sales price per share on that date on the OTC Bulletin Board.

Long Term Incentive Plan Awards

      No long term incentive plan awards were made to any executive officer during the last fiscal year.

Compensation of Directors

      Our directors receive no monetary fees for serving as directors. Non-employee directors may be granted, at the discretion of the Board, options to purchase shares of our common stock. Such options shall contain such terms and provisions as the Board determines at the time of grant. In February 2004, each of Isaac Kier, Leon Rosenberg and Arie Belldegrun received options to purchase 20,000 shares of Hana Biosciences, Inc.’s common stock at a price of $2.375 per share, which converted in the right to purchase 338,416 shares of common stock of Email Real Estate.com at a price of $0.14 per share, in consideration for their services as directors. All of these options vest in three equal installments on each anniversary of the grant date until fully vested.

Employment Contracts and Termination of Employment and Change of Control Agreements

      Mark J. Ahn, Ph.D.

      Upon completion of the merger transaction between Email Real Estate.com, Inc. and Hana Biosciences, Inc. on July 21, 2004, Mark J. Ahn, Ph.D. was appointed our President and Chief Executive Officer. Dr. Ahn’s employment with us is governed by an employment agreement dated November 1, 2003, which we assumed following the merger. The agreement provides for a term of 3 years with an annual base salary of $250,000. Dr. Ahn is also eligible to receive milestone bonus payments, as follows: (i) $50,000 upon the dosing of the first patient in a Phase II clinical trial of PT-523; (ii) $75,000 upon the dosing of the first patient in a Phase III clinical trial of PT-523; (iii) $75,000 upon the in-licensing of a Phase II clinical compound introduced to us by Dr. Ahn; (iv) $100,000 upon our licensing of a Phase III clinical compound introduced to us by Dr. Ahn; (v) $50,000 following the successful completion of an initial public offering; and (vi) $100,000 in the event that our market capitalization is at least $100 million for a period of 90 consecutive days. Dr. Ahn is further eligible to receive an annual bonus in an amount up to 75 percent of his base salary, as determined by our board of directors.

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In the event we terminate Dr. Ahn’s employment for “cause” (as defined in the employment agreement), it is only obligated to pay his compensation through the date of termination and all unvested options then held by Dr. Ahn immediately terminate. In the event Dr. Ahn’s employment is terminated upon the occurrence of a “change of control” or for a reason other than for “cause,” we are obligated to continue paying to Dr. Ahn his base salary for a period of one year, as well as any accrued and unpaid bonus through the date of termination; provided, that our obligation to pay Dr. Ahn such amounts shall be reduced by amounts he otherwise earns during the 1-year period following termination. In the event his employment is terminated upon a change of control, all of Dr. Ahn’s stock options that have not yet vested will accelerate and be deemed to have vested upon such termination; otherwise, the unvested portion of s uch options will terminate and he will have 90 days to exercise the vested portions of any options.

Fred Vitale

Mr. Vitale’s employment with us is governed by an employment agreement dated January 25, 2004 with Hana Biosciences, which we assumed following the merger between Email real Estate.com and Hana Biosciences. The agreement provides for a term of 2 years, subject to 1-year renewals as mutually agreed upon by us and Mr. Vitale, with an annual base salary of $175,000. Mr. Vitale also received a signing bonus of $40,000 upon execution of the employment agreement and is eligible to receive periodic incentive bonuses upon the achievement of milestones to be determined by the chief executive officer in an amount not to exceed $50,000. In connection with his employment agreement, Mr. Vitale was also granted stock options relating to 100,000 shares of Hana common stock, which vest in two equal installments on January 15, 2005 and January 15, 2006. The options are exercisable at a price equal to $0.475 per share. As a result of the Merger, the Hana options now represent the right to purchase approximately 1,692,081 shares of our common stock at a price of $0.028 per share.

In the event Mr. Vitale’s employment is terminated for “cause” (as defined in the employment agreement), we are only obligated to pay his compensation through the date of termination and all stock options held by Mr. Vitale that have not yet vested immediately terminate. In the event we terminate Mr. Vitale’s employment upon a “change of control,” then Mr. Vitale is entitled to continue receiving his base salary for a period of six months. All stock options that have not yet vested as of such date will be accelerated and deemed to have vested. If we terminate Mr. Vitale’s employment agreement for a reason other than for cause or upon a change of control, he is entitled to receive his base salary for a period of one year, which amount may be reduced by any amounts earned by Mr. Vitale from other employment during such one-year period.

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PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of each class of our capital stock as of August 19, 2004 for (1) each person known by us to beneficially own more than 5% of each class of our voting securities, (2) each executive officer, (3) each of the Registrant’s directors and (4) all of our executive officers and directors as a group. The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however , constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 400 Oyster Point Blvd, Suite 215, South San Francisco, CA 94080.

	Common Stock		Series A Preferred		Series B Preferred		Voting Power

Name	Number	Pct.	Number	Pct.	Number	Pct.	Number	Pct.

Mark J. Ahn	0	—	0	—	0	—	0	—
Fred Vitale	0	—	0	—	0	—	0	—
John P. Iparraguirre	0	—	0	—	0	—	0	—
Arie J. Belldegrun	0	—	0	—	0	—	0	—
Isaac Kier(1)	0	—	179,641	7.5	284,210	4.6	7,848,428	4.6
Leon Rosenberg	0	—	0	—	0	—		—
Michael Weiser	0	—	0	—	390,525	6.3	6,608,001	3.9
All directors and officers as a group	0	—	179,641	7.5	674,735	10.9	14,456,429	8.5
R&R Biotech, LLC	16,547,694	66.2	—	—	—	—	16,527,694	9.7
330 Madison Avenue
New York, NY 10017
J. Jay Lobell (2)	0	—	0	—	1,921,987	31.1	32,521,584	19.1
365 West End Avenue
New York, NY 10024
Atlas Equity I, Ltd (3)	0	—	935,000	3.9	42,105	*	16,533,411	9.7
181 W. Madison, Ste 3600
Chicago, IL 60602

__________
*	less than 1 percent

(1)	Includes (a) 119,761 shares of Series A Preferred Stock and 200,000 shares of Series B Preferred Stock held by Coqui Capital Partners, LP, of which Mr. Kier is the general partner, (b) 29,940 shares of Series A Preferred Stock held by JIJ Investments, of which Mr. Kier is a partner, and (c) 84,210 shares of Series B Preferred Stock held by Kier Family Partners, L.P., of which Mr. Kier is general partner.
(2)	Includes 1,912,224 shares of Series B Convertible Stock held by various trusts established for the benefit of Lindsay A. Rosenwald, M.D. and members of Dr. Rosenwald’s family, of which Mr. Lobell is trustee or investment manager.
(3)	Includes 42,105 shares of Series A Preferred Stock held by Jacob Gotlieb, a principal of an entity affiliated with Atlas Equity I, Ltd.

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MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market for Common Stock

      Since August 18, 2003, our common stock has traded on the on the OTC Bulletin Board under the symbol “EMLR.OB.” The following table lists the high and low bid price for our common stock as quoted, in U.S. dollars, by the OTC Bulletin Board, as applicable, during each quarter within the last fiscal year. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions. These quotations have been adjusted to reflect a 10-for-1 split of our common stock effected October 1, 2003. Trading on our common stock has been sporadic, exemplified by the low trading volume and many days upon which no trades occurred.

	Price Range

Quarter Ended	High	Low

September 30, 2003	0.400	0.015
December 31, 2003	0.650	0.400
March 31, 2004	0.900	0.450
June 30, 2004	1.700	0.650

Record Holders

     As of August 13, 2004, we had 70 holders of record of our common stock, 18 holders of record of our Series A Convertible Preferred Stock and 131 holders of record of our Series B Convertible Preferred Stock.

Dividends

     We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

USE OF PROCEEDS

     We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

50

SELLING SHAREHOLDERS

      The following table sets forth the number of shares of the common stock owned by the selling stockholders as of August 19, 2004, and after giving effect to this offering.

				Number of
				shares offered
			Number of	by selling
	Shares		outstanding	stockholder	Percentage
	beneficially		shares offered	issuable upon	beneficial
	owned before		by selling	conversion of	ownership after
Name	offering(1)		stockholder	preferred stock	offering

Shares Issuable Upon Conversion of Series A Preferred Stock

Atlas Equity I, Ltd.	16,533,411	(1)	0	15,820,961	—
Bristol Investment Fund, Ltd.	4,005,426	(2)	0	3,292,976	—
McLaughlin III Limited Partnership	1,015,248		0	1,015,248	—
David T. McLaughlin Revocable Trust	253,304		0	253,304	—
Arjun Gupta	2,627,158		0	846,040	—
Crescent International Ltd.	1,015,248		0	1,015,248	—
Coqui Capital Partners, L.P.	7,848,734	(3)	0	2,026,453	—
Isaac Kier(4)	7,848,734	(3)	0	506,609	—
JIJ Investments	7,848,734	(3)	0	506,609	—
Pearl Kier, as ttee under Revocable Trust
FBO Pearl Kier	126,906		0	126,906	—
Cranshire Capital, L.P.	1,266,522		0	1,266,522	—
ETP/FBR Venture Capital II, LLC	4,559,499		0	4,559,499	—
Caribbean American LTD.	278,633	(5)	0	75,991	—
Inter-American Securities LTD I	278,633	(5)	0	151,982	—
Ramsay Investment PTE LTD.	278,633	(5)	0	50,660	—
Millenium Partners, L.P.	7,599,171		0	7,599,171	—
Shelia A Tomei and Thaddeus R. Tomei	16,920		0	16,920	—
Springvest Corporation	1,397,794		0	1,397,794	—
Subtotal			0	40,528,893

Shares Issuable Upon Conversion of Series B Preferred Stock

Alfred Abraham	71,236		0	71,236	—
Sandra D. Anderson	356,216		0	356,216	—
Balanced Investment LLC	527,252		0	527,252	—
Beck Family Partners, L.P.	356,216		0	356,216	—
Sam Belzberg	356,216		0	356,216	—
Biocom Management & Investments
(2002) Ltd.	178,108		0	178,108	—
Brino Investment Ltd.	203,049		0	203,049	—
Bristol Investment Fund, Ltd.	4,005,426	(2)	0	712,450	—
Gabriele M. Cerrone	186,128		0	186,128	—
Chicago Private Investments, Inc.	178,108		0	178,108	—
Adam J. Chill	177,668		0	177,668	—
Alan Clingman	178,108		0	178,108	—
Dylan Colby	178,108		0	178,108	—
RBC Dain Rauscher, as custodian FBO
Trevor Colby	253,812		0	253,812	—
Ivette & Isaac Dabah 2002 Trust	356,216		0	356,216	—
Ytzhak Dankner	178,108		0	178,108	—
Edmund A. Debler	178,108		0	178,108	—
Delaware Charter Guaranty & Trust
Company fbo Mark Berg IRA	1,269,061		0	1,269,061	—

51

			Number of
			shares offered
		Number of	by selling
	Shares	outstanding	stockholder	Percentage
	beneficially	shares offered	issuable upon	beneficial
	owned before	by selling	conversion of	ownership after
Name	offering(1)	stockholder	preferred stock	offering

Domeco Venture Capital Fund	178,108	0	178,108	—
Isaac R. Dweck	712,450	0	712,450	—
Robert I. Falk	178,108	0	178,108	—
Far Ventures	178,108	0	178,108	—
First Clearing Corp. Custodian for Scott
J. Koppelman IRA	186,128	0	186,128	—
Fiserv Securities Inc. A/C/F Ronald M.
Lazar IRA	178,108	0	178,108	—
Fiserv Securities Inc. A/C/F Anthony G.
Polak IRA	178,108	0	178,108	—
Howard Gittis	712,467	0	712,467	—
Jacob Gottlieb	16,533,411 (1)	0	712,450	—
Arjun Gupta	2,627,158	0	1,781,118	—
Neil Herskowitz	178,108	0	178,108	—
Joseph Hickey	356,216	0	356,216	—
David Jaroslawicz	712,450	0	712,450	—
Peter Kash	712,450	0	712,450	—
Ivan Kaufman Grantor Retained Annuity
Trust	356,216	0	356,216	—
Bonnie B. Kazam	356,233	0	356,233	—
Dr. Daniel Kessel	178,108	0	178,108	—
Lawrence & Shirley Kessel	178,108	0	178,108	—
Howard Kessler	178,108	0	178,108	—
Keys Foundation	1,692,081	0	1,692,081	—
Kier Family L.P.	7,848,734 (3)	0	1,424,901	—
Ralph Kier	178,108	0	178,108	—
Robert Klein & Myriam Gluck JTRS	178,108	0	178,108	—
Steven Koffman	178,108	0	178,108	—
Larich Associates	178,108	0	178,108	—
Adam S. Leeds, Successor Trustee FBO				—
Bertha Leeds U/A/D 1/23/81	178,108	0	178,108
Phil Lifschitz	356,216	0	356,216	—
Bruce H. Lipnick	178,108	0	178,108	—
Steve Lisi	178,108	0	178,108	—
J. Jay Lobell	17,334,379 (6)	0	890,559	16.6
Harris RL Lydon, Jr.	178,108	0	178,108	—
William R. McLaughlin	169,208	0	169,208	—
Fred Mermelstein	169,208	0	169,208	—
Wayne W. Mills	169,208	0	169,208	—
Michael A. Mullen	177,668	0	177,668	—
Renato Negrin	178,108	0	178,108	—
Susan and Harry Newton JTWROS	356,233	0	356,233	—
PCG Tagi (Series N), LLC	3,562,271	0	3,562,271	—
Nicholas Ponsio	356,216	0	356,216	—
Premero Investments Ltd.	178,108	0	178,108	—
Quogue Capital LLC	676,832	0	676,832	—
RL Capital Partners, L.P.	534,325	0	534,325	—
Mark H. Rachesky	356,233	0	356,233	—
Elke R. de Ramirez	185,282	0	185,282	—
Riverside Contracting LLC	178,108	0	178,108	—

52

			Number of
			shares offered
		Number of	by selling
	Shares	outstanding	stockholder	Percentage
	beneficially	shares offered	issuable upon	beneficial
	owned before	by selling	conversion of	ownership after
Name	offering(1)	stockholder	preferred stock	offering

Lyon Roth	178,108	0	178,108	—
Howard Schain	178,108	0	178,108	—
Andrew W. Schonzeit	178,108	0	178,108	—
Kellie Seringer	178,108	0	178,108	—
South Ferry #2 L.P.	2,673,488	0	2,673,488	—
Speisman Family 2000 Ltd. Partnership	178,108	0	178,108	—
Edward L. Steinberg	178,108	0	178,108	—
Ari J. Storch	177,668	0	177,668	—
Gary J. Strauss	534,325	0	534,325	—
Reuben Taub	178,108	0	178,108	—
Tisu Investment Ltd.	270,733	0	270,733	—
Joseph J. Vale	356,216	0	356,216	—
Stephan P. & Barbara T. Vermut Trust
Dated 3/02	356,216	0	356,216	—
Hillel Weinberger	357,029	0	357,029	—
David Wilstein & Susan Wilstein, ttees
of the Century Trust dtd 12/19/94	178,108	0	178,108	—
David Wilstein & Susan Wilstein, ttees
of the Denise Wilstein Trust dtd		0
12/19/94	178,108		178,108	—
Aaron Wolfson	176,331	0	176,331	—
Subtotal		0	33,635,524

Common Shares Outstanding

R&R Biotech, LLC	16,547,694	16,547,694	0	—
Turquoise Partners, LLC	2,068,461	2,068,461	0	—
Chase Financing, Inc.	2,068,461	2,068,461	0	—
Subtotal		20,684,616	0

TOTALS		20,684,616	73,979,187

*	Less than 1%.

(1)	Represents 15,820,961 common shares issuable upon conversion of 935,000 shares of Series A Preferred Stock held by
Atlas Equity I, Ltd., and 712,450 common shares issuable upon the conversion of 42,105 shares of Series B Preferred Stock held by Jacob Gotlieb. Mr. Gotlieb has voting and investment power over the shares held by Atlas Equity I, Ltd.

(2)	Represents 3,292,976 common shares issuable upon conversion of 194,611 shares of Series A Preferred Stock and 712,450 common shares issuable upon the conversion of 42,105 shares of Series B Preferred Stock.

(3)	Includes (i) 506,609 shares issuable upon conversion of 29,940 shares of Series A Preferred Stock held by Isaac Kier, (ii)
3,384,162 shares of common stock issuable upon conversion of 200,000 shares of Series B Preferred Stock held by Mr.
Kier, (iii) 2,026,453 shares issuable upon the conversion of 29,940 shares of Series A Preferred Stock held by Coqui Capital
Partners, LP, of which Mr. Kier is general partner, (iv) 3,384,162 shares issuable upon conversion of 200,000 shares of
Series B Preferred Stock held by Coqui Capital Partners, LP, (v) 1,424,901 shares issuable upon conversion of 84,210 shares of Series B Preferred Stock held by Kier Family L.P., (vi) 506,940 shares issuable upon conversion of 29,940 shares of
Series A Preferred Stock held by JIJ Investments. Mr. Kier is the general partner of both Coqui Capital Partners LP and Kier
Famil L.P., and is a partner of JIJ Investments, a partnership. In addition to Mr. Kier, Coqui Capital Partners LP, Kier
Family L.P. and JIJ Investments are all selling shareholders.

(4)	Mr. Kier is a director of our company.

(5)	Each of Caribbean American LTD, Inter-American Securities LTD I and Ramsay Investment PTE LTD are affiliates of
Coutts Trustees (Switzerland) SA. The total shares beneficially held by each of the foregoing selling shareholders includes the shares held in the name of such related entities.

(6)	Includes 16,669,150 shares issuable upon the conversion of 985,127 shares of Series B Preferred Stock held by Mr. Lobell or by trusts with respect to which Mr. Lobell is trustee.

53

PLAN OF DISTRIBUTION

     We are registering the shares offered by this prospectus on behalf of the selling shareholders. The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

      The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

54

      The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

      The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

      The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

      To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

     We have agreed with the selling shareholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

55

DESCRIPTION OF CAPITAL STOCK

General

      Our articles of incorporation, as amended to date, authorizes us to issue up to 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Of the authorized preferred stock, 2,395,210 shares have been designated as Series A Convertible Preferred Stock, all of which are currently issued and outstanding. Additionally, we have designated 6,179,829 shares of our preferred stock as Series B Convertible Preferred Stock, all of which are issued and outstanding. As of August 19, 2004, we had 24,996,000 shares of common stock issued and outstanding. The transfer agent and registrar for our common stock is Corporate Stock transfer, Denver Colorado.

Common Stock

      Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock do not have any cumulative voting rights. Common shareholders are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available for dividends. Holders of common stock do not have any preemptive right to purchase shares of common stock. There are no conversion rights or sinking fund provisions for our common stock.

Series A Convertible Preferred Stock

      Each Series A share is not convertible until we effect a 1-for-12 combination of our common stock or complete a merger with a wholly-owned subsidiary pursuant to which each share of outstanding common stock is exchanged for one-twelfth of a common share of such subsidiary. Following such a recapitalization event, each share of Series A stock is convertible at the holder’s election and without further consideration into 16.920814 shares of common stock (before giving effect to the recapitalization event). The Series A shares will automatically convert into common stock upon the earlier of (i) the registration under the Securities Act of the resale of the common shares issuable upon conversion of the Series A stock, or (ii) the common shares underlying the Series A stock are eligible for resale pursuant to Rule 144(k) under the Securities Act.

     Along with the holders of common stock, each holder of Series A shares shall have one vote on all matters submitted to the holders of common stock for each share of common stock into which the Series A shares would be converted if converted as of the date of such vote based on the conversion ratio then in effect, but regardless as to whether the Series A shares may then be converted. In addition, without the affirmative vote of the holders (acting together as a class) of at least a majority of the Series A shares at the time outstanding given in person or by proxy at any annual or special meeting, or, if permitted by law, in writing without a meeting, the preferences or rights of the Series A shares may not be altered, changed or amended.

      Upon the liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of the Series A shares will be entitled to be paid, prior to any payments made to the holders of any securities ranking junior to the Series A shares, including common stockholders and holders of our Series B shares, an amount equal to $3.34 per share.

56

Series B Convertible Preferred Stock

      Each Series B share automatically converts into common stock at such time as we effect a 1-for-12 combination of our common stock or complete a merger with a wholly-owned subsidiary pursuant to which each share of outstanding common stock is exchange for one-twelfth of a common share of such subsidiary. Upon such a recapitalization event, each share of Series B stock will convert without further consideration into 16.920814 shares of common stock (before giving effect to the recapitalization event).

     Along with the holders of common stock, each holder of Series B shares shall have one vote on all matters submitted to the holders of common stock for each share of common stock into which the Series A shares would be converted if converted as of the date of such vote based on the conversion ratio then in effect, but regardless as to whether the Series B shares may then be converted. In addition, without the affirmative vote of the holders (acting together as a class) of at least a majority of the Series B shares at the time outstanding given in person or by proxy at any annual or special meeting, or, if permitted by law, in writing without a meeting, the preferences or rights of the Series B shares may not be altered, changed or amended.

      Upon the liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of the Series B shares will be entitled to be paid, prior to any payments made to the holders of our common stock but after payment of any liquidation preference to the holders of our Series A shares, an amount equal to $3.34 per share.

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

     Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the Colorado Business Corporation Act, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

     To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public p olicy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

     This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such d ocuments.

57

WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

      Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

      The consolidated financial statements of Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) as of December 31, 2003 and 2002, and for the year ended December 31, 2003, for the periods from December 6, 2002 (date of inception) to December 31, 2002 and 2003 included in this prospectus, have been included herein in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

CHANGES IN CERTIFYING ACCOUNTANT

     Following the July 2004 merger transaction between Hana Biosciences, Inc. and Email Real Estate.com, Inc., in which Hana Biosciences was the acquiror for accounting purposes, we determined to change the independent registered accounting firm that had been engaged by Email real Estate.com. Accordingly, on August 11, 2004, we dismissed James E. Scheifley & Associates, P.C. as the independent public accountants of Email Real Estate.com. Our Board of Directors participated in and approved the decision to change public accountants. The reports of James E. Scheifley & Associates, P.C. on the financial statements of Email Real Estate.com, Inc. for the two most recently completed fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle. In connection with its audit for the two most recent fiscal years and through August 11, 2004, there have been no dis agreements with James E. Scheifley & Associates, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of James E. Scheifley & Associates, P.C. would have caused them to make reference thereto in its report on the financial statements for such years. During the most recent fiscal year and through August 11, 2004, none of the events specified in Item 304(a)(iv)(B) of Regulation S-B promulgated by the SEC have occurred. We requested that James E. Scheifley & Associates, P.C. furnish a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated August 12, 2004, was filed as an exhibit to Email Real Estate.com, Inc.’s Form 8-K filed with the SEC on August 13, 2004.

58

     On August 11, 2004, Email Real Estate.com, Inc. engaged J.H. Cohn LLP to be its independent registered public accounting firm. During the two most recent fiscal years and to August 11, 2004, Email Real Estate.com had not consulted with J.H. Cohn LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the company’s financial statements, and either a written report was provided to the Registrant or oral advice was provided that J.H. Cohn LLP concluded was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement and required to be reported under Item 304(a)(1)(iv) of Regulation S-B and the related instructions thereto.

59

Index to Financial Statements of
Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.)

Page

Unaudited Interim Financial Statements:
Condensed Balance Sheets as of June 30, 2004 and December 31, 2003	F-2
Condensed Statements of Operations for the Six Months Ended June 30, 2004 and 2003 and the cumulative
period from December 6, 2002 (inception) to June 30, 2004	F-3
Condensed Statement of Changes in Stockholders’ Equity (Deficiency) for the period from December 6, 2002 (inception) to June 30, 2004	F-4
Condensed Statements of Cash Flows for the Six Months Ended June 30, 2004 and 2003 and the cumulative
period from December 6, 2002 to June 30, 2004	F-5
Notes to Condensed Financial Statements	F-6

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-10
Balance Sheets as of December 31, 2003 and 2002	F-11
Statements of Operations for the Year Ended December 31, 2003 and Periods from December 6,
2002 (inception) to December 31, 2002 and from December 6, 2002 (inception) to
December 31, 2003	F-12
Statements of Changes in Stockholders’ Deficiency for the Period from December
6, 2002 (inception) to December 31, 2003	F-13
Statements of Cash Flows for the Year Ended December 31, 2003 and Periods from
December 6, 2002 (inception) to December 31, 2002 and from December 6, 2002
(inception) to December 31, 2003	F-14
Notes to Financial Statements	F-15

Unaudited Pro Forma Condensed Combined Financial Statements:
Introduction to the Unaudited Pro Forma Combined Balance Sheet	F-21
Unaudited Pro Forma Condensed Combined Balance Sheet	F-23
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet	F-24

F-1

HANA BIOSCIENCES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2004	2003
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$3,044,240	$87,675
Prepaid expenses	17,926	9,914

Total current assets	3,062,166	97,589

Property and equipment, net	107,923	44,396
Other assets	20,303	20,203

Total assets	$3,190,392	$162,188

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$170,598	$108,313
Accrued expenses	1,500	—
Notes payable to shareholders	801,619	—
Accrued interest payable	32,368	—

Total current liabilities	1,006,085	108,313

Notes payable to shareholders	—	676,619
Accrued interest payable	—	12,879

Total liabilities	1,006,085	797,811

Commitments and Contingencies:

Stockholders’ equity (deficiency):
Preferred stock; $0.01 par value:
5,000,000 shares authorized, none issued and outstanding
Common stock; $0.01 par value:
15,000,000 shares authorized, 6,179,829 and 4,000,000 shares issued and outstanding at June 30, 2004 and
December 31, 2003, respectively	61,798	40,000
Additional paid-in capital	5,137,128	20,703
Unearned consulting fee	(285,973)	—
Deficit accumulated during the development stage	(2,728,646)	(696,326)

Total stockholders’ equity (deficiency)	2,184,307	(635,623)

Total liabilities and stockholders’ equity (deficiency)	$3,190,392	$162,188

See accompanying notes to unaudited condensed financial statements.

F-2

HANA BIOSCIENCES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

			Cumulative
			Period from
			December 6, 2002
	Six Months Ended		(date of inception)
	June 30,		to June 30,

	2003	2004	2004

Operating expenses:
General and administrative	$18,662	$953,132	$1,184,798
Research and development	124,392	1,067,105	1,518,886

Total operating expenses	143,054	2,020,237	2,703,684

Operating Loss	(143,054)	(2,020,237)	(2,703,684)

Other income (expense):
Interest income (expense), net	(4,188)	(12,706)	(25,585)
Other income (expense), net	—	623	623

Total other income (expense)	(4,188)	(12,083)	(24,962)

Net loss attributable to common stockholders	$(147,242)	$(2,032,320)	$(2,728,646)

Net loss per share attributable to common stockholders,
basic and diluted	$(0.04)	$(0.37)

Shares used in computing net loss per share attributable to
common stockholders, basic and diluted	4,000,000	5,496,113

See accompanying notes to unaudited condensed financial statements.

F-3

HANA BIOSCIENCES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
(Unaudited)

Period from December 6, 2002 (inception) to June 30, 2004

						Deficit	Total
						accumulated	stock–
	Common stock		Additional			During	holders'
			paid-in	Subscription	Unearned	development	equity
	Shares	Amount	capital	receivable	Consulting fee	Stage	(deficiency)

Issuance of common stock at $0.01
per share for subscription receivable	4,000,000	$40,000	$—	$(40,000)	$—	$—	$—
Net loss	—	—	—	—	—	(144,470)	(144,470)

Balance at December 31, 2002	4,000,000	40,000	—	(40,000)	—	(144,470)	(144,470)

Payment for subscription receivable	—	—	—	4,000	—	—	4,000
Satisfaction of subscription receivable through rendering of services	—	—	—	36,000	—	—	36,000
Stock options issued to nonemployees for services	—	—	14,750	—	—	—	14,750
Common stock to be issued for services rendered.	—	—	5,953	—	—	—	5,953
Net loss	—	—		—	—	(551,856)	(551,856)

Balance at December 31, 2003	4,000,000	40,000	20,703	—	—	(696,326)	(635,623)

Common stock issued for services to be rendered.	189,873	1,898	449,050	—	(450,948)	—	—
Common stock issued for services rendered in 2003	2,110	21	(21)	—	—	—	—
Proceeds from Private Placement, net of $341,979 fees	1,987,846	19,879	4,359,276	—	—	—	4,379,155
Stock options issued to nonemployees for services	—	—	191,197	—	—	—	191,197
Compensation expense recorded upon issuance of stock options to employees	—	—	116,923	—	—	—	116,923
Satisfaction of unearned consulting through rendering of services	—	—	—	—	164,975	—	164,975
Net loss	—	—	—	—	—	(2,032,320)	(2,032,320)

Balance at June 30, 2004	6,179,829	$61,798	$5,137,128	$—	$(285,973)	$(2,728,646)	$2,184,307

See accompanying notes to unaudited condensed financial statements.

F-4

HANA BIOSCIENCES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

			Cumulative
			Period from
			December 6, 2002
	Six Months Ended		(date of inception)
	June 30,		to June 30,

	2003	2004	2004

Cash flows from operating activities:
Net loss	$(147,242)	$(2,032,320)	$(2,728,646)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	7,686	12,619
Issuance of stock options to employees	—	116,923	116,923
Issuance of shares and options for services	—	191,197	211,900
Services performed for unearned consulting fee	—	164,975	164,975
Services performed in lieu of payment of subscription receivable	—	—	36,000
Changes in operating assets and liabilities:
Increase in prepaid expenses and other assets	—	(8,112)	(38,229)
Increase (decrease) in accounts payable	(76,292)	62,285	170,598
Increase in accrued and other current liabilities	4,188	20,989	33,868

Net cash used in operating activities	(219,346)	(1,476,377)	(2,019,992)

Cash flows from investing activities:
Purchase of property and equipment	—	(71,213)	(120,542)

Net cash used in investing activities	—	(71,213)	(120,542)

Cash flows from financing activities:
Proceeds from issuances of notes payable to shareholders	220,663	125,000	801,619
Collection of subscription receivable	2,000	—	4,000
Proceeds from private placement, net	—	4,379,155	4,379,155

Net cash provided by financing activities	222,663	4,504,155	5,184,774

Net increase in cash and cash equivalents	3,317	2,956,565	3,044,240
Cash and cash equivalents, beginning of period	—	87,675	—

Cash and cash equivalents, end of period	$3,317	$3,044,240	$3,044,240

Supplemental disclosures of noncash activities:
Common Stock issued for services to be rendered	-	$450,948	$450,948
Common Stock issued for services to be rendered in 2003	—	$21	$21

 See accompanying notes to unaudited condensed financial statements.

F-5

HANA BIOSCIENCES, INC.
(A Development Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2004

NOTE 1. BUSINESS DESCRIPTION

Hana Biosciences, Inc. (“Hana” or the “Company”) is a biopharmaceutical company based in South San Francisco, California, which seeks to acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. The Company has secured research grants of approximately $12 million to fund the initial development of each of its two initial products. The Company is committed to creating value by accelerating the development of lead product candidates, expanding its product candidate pipeline by being the alliance partner of choice to universities, research centers and other institutions.

NOTE 2. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2004 or for any subsequent period.

NOTE 3. LIQUIDITY AND CAPITAL RESOURCES

The Company has reported a net loss of $2,032,320 for the six months ended June 30, 2004. The net loss from date of inception, December 6, 2002, to June 30, 2004 amounts to $2,728,646. Based on the resources of the Company at June 30, 2004, management believes that the Company will need additional equity or debt financing during 2006 to be able to sustain its operations and that it will need additional financing thereafter until it can achieve profitability, if ever.

The Company’s continued operations will depend on its ability to raise additional funds through various potential sources such as equity and debt financing and its ability to realize the full potential of its technology in development. Additional funds may not become available on acceptable terms, and there can be no assurance that any additional funding that the Company does obtain will be sufficient to meet the Company’s needs in the long term. Through June 30, 2004, substantially all of the Company’s financing has been through private placements of common stock and debt financing. Until and unless the Company’s operations generate significant revenues and cash flows from operating activities, the Company will attempt to continue to fund operations from cash on hand and through the sources of capital previously described.

As described in Note 6, in February 2004, the Company completed a private placement of 1,987,846 shares of its common stock at a per share price of $2.375. After deducting commissions and other expenses of $341,979, the Company received aggregate net proceeds of $4,379,155. In connection with this placement, 196,679 warrants were issued at 110% of the offering price to a related party.

NOTE 4. ISSUANCE OF SECURITIES

Issuance of Shares and Stock Options in the six months ended June 30, 2004

On January 15, 2004 the Company granted options to purchase an aggregate of 100,000 shares of common stock to an employee. These options vest in two equal installments starting one year from the grant date, provided the optionee continues in service, at an exercise price of $0.474 per share.

F-6

HANA BIOSCIENCES, INC.
(A Development Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2004

On January 31, 2004 the Company issued 21,097 shares of common stock to a vendor in return for services to be rendered.

On February 1, 2004 the Company granted options to purchase an aggregate of 100,000 shares of common stock to an employee. These options vest in two equal installments starting one year from the grant date, provided the optionee continues in service, at an exercise price of $0.474 per share.

On February 1, 2004 the Company granted options to purchase an aggregate of 40,000 shares of common stock under the Hana Biosciences, Inc 2003 Stock Option Plan to two members of the Board of Directors. Each individual grant consisted of 20,000 options, each vesting in three equal installments starting one year from the grant date, at an exercise price of $2.375 per share.

On February 1, 2004, the Company granted options to purchase an aggregate of 60,000 shares of common stock to six members of the Scientific Advisory Board. Each individual grant consisted of 10,000 stock options, all of which vested immediately at an exercise price of $0.10 per share. The fair value of this option grant was estimated on the date of the grant using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.0%; and expected lives of ten years.

As discussed in Note 7 on February 9, 2004, the Company granted options to purchase an aggregate of 100,000 shares of common stock under the Hana Biosciences, Inc 2003 Stock Option Plan to Yale University and The Research Foundation of State University of New York. 65,700 options vested immediately at an exercise price of $1.43 per share. The fair value of this option grant was estimated on the date of the grant using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.0%; and expected lives of ten years.

On February 15, 2004 the Company granted options to purchase an aggregate of 40,000 shares of common stock to an employee. These options vest in two equal installments starting one year from the grant date, provided the optionee continues in service, at an exercise price of $0.474 per share.

On February 15, 2004 the Company granted options to purchase an aggregate of 130,884 shares of common stock to an employee. These options vest in three equal installments starting one year from the grant date, provided the optionee continues in service, at an exercise price of $0.235 per share.

On April 1, 2004, the Company granted options to purchase an aggregate of 100,000 shares of common stock to an outside consultant. The option vested immediately at an exercise price of $2.375 per share. The fair value of this option grant was estimated on the date of the grant using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.0%; and expected lives of ten years.

On April 15, 2004 the Company granted options to purchase an aggregate of 20,000 shares of common stock under the Hana Biosciences, Inc 2003 Stock Option Plan to a newly elected member of the Board of Directors. The option grant vests in three equal installments starting one year from the grant date, at an exercise price of $2.375 per share.

On June 1, 2004, the Company granted options to purchase an aggregate of 10,000 shares of common stock to a new member of the Scientific Advisory Board. All options vested immediately at an exercise price of $0.10 per share. The fair value of this option grant was estimated on the date of the grant using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.0%; and expected lives of eight years.

F-7

HANA BIOSCIENCES, INC.
(A Development Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2004

On June 1, 2004 the Company issued 168,776 shares of common stock to a vendor in return for services to be rendered.

NOTE 5. STOCK-BASED COMPENSATION

A description of the Company’s 2003 Stock Option Plan and other information related to stock options are included in Note 6 in its Annual Report for the year ended December 31, 2003.

The Company continues to measure compensation cost related to stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Principles No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. During the six months ended June 30, 2004, the Company recorded earned compensation cost of $116,923. This cost was recognized in the accompanying condensed financial statements for the stock options granted by the Company to its employees since all of those options have been granted at exercise prices that were less than the market value at the date of grant. At June 30, 2004 and 2003 there was no material difference in the Company’s historical net loss and pro forma net loss.

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options or other equity instruments to non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). During the six months ended June 30, 2004, the Company recognized $191,197 of expense relating to the granting of options to non-employees for services and is included in the accompanying statement of operations. The value of these options was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.0%; and expected lives of eight to ten years.

NOTE 6. PRIVATE PLACEMENT OF COMMON SHARES

In February 2004, the Company completed a private placement of 1,987,846 shares of its common stock at a per share price of $2.375. After deducting investment banking fees of $326,979 and other expenses of $15,000 paid to Paramount Capital Inc, the Company received aggregate net proceeds of $4,379,155. The proceeds from the private placement will be used to fund clinical and non-clinical research and development, working capital and general corporate purposes. Paramount Capital, Inc., acted as the placement agent in connection with the private placement. One of the Company’s Directors is also an employee of Paramount Capital, Inc., a related party. In connection with this placement, 196,679 warrants were issued at 110% of the offering price to Paramount Capital, Inc.

NOTE 7. LICENSE AGREEMENTS

In December 2002, the Company entered into an exclusive worldwide royalty-bearing license agreement with Dana-Farber Cancer Institute and Ash Stevens, Inc. for its product PT-523. In consideration for the license, the Company paid to the licensors an initial license fee of $100,000 and agreed to make additional payments totaling $6 million upon the achievement of certain milestones, including a $5 million payment upon approval by the FDA of a New Drug Application.

In February 2004, the Company entered into an exclusive worldwide, royalty-bearing license agreement with Yale University and The Research Foundation of State University of New York for its product IPdR. In consideration for the grant of the license, the Company paid Yale and SUNY an initial aggregate license fee of $100,000 and issued 10 year options to purchase 100,000 shares of Hana’s common stock. The Company is also required to make two additional license payments of $250,000 each upon the completion of a Phase IIb clinical trial and upon New Drug Application approval by the FDA, respectively.

F-8

HANA BIOSCIENCES, INC.
(A Development Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2004

NOTE 8. SUBSEQUENT EVENTS

On July 21, 2004 Hana Biosciences, Inc. (formerly Hudson Health Sciences) completed a merger transaction with publicly-held Email Real Estate.com. The transaction was completed by the merger of a wholly-owned subsidiary of Email Real Estate.com with and into Hudson Health Sciences, with Hudson remaining as the surviving corporation and a wholly-owned operating subsidiary of Email Real Estate.com. In connection with the merger, Hudson’s corporate name changed to Hana Biosciences, Inc., which will continue operating as a subsidiary of Email Real Estate.com. Email Real Estate.com intends to seek stockholder approval as soon as practicable to change its corporate name to reflect the new business plan and to reincorporate under Delaware law.

In consideration for their shares of Hana capital stock, the Hana stockholders collectively received approximately 87 percent of Email Real Estate.com’s equity on a fully-diluted basis after giving effect to the transaction. Further, the officers and directors of Hana replaced all of the officers and directors of Email Real Estate.com, Email Real Estate.com will cease all of its existing business operations and will immediately adopt and implement Hana’s business plan.

Concurrently with the merger Hana completed a private placement of 2,395,210 shares of its redeemable preferred stock at a per share price of $3.34. The Company received aggregate proceeds of $8,000,000. The proceeds from the private placement will be used to fund clinical and non-clinical research and development, working capital and general corporate purposes. Rodman and Renshaw acted as the placement agent in connection with the private placement.

Upon the closing of the above mentioned private placement the Company's notes payable to shareholders immediately became due and payable. The terms of the notes called for repayment at the earlier of a) 15 business days following the date on which the Company received gross proceeds equal to $5,000,000 through the sale of debt or equity securities or b) January 15, 2005.

F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Hana Biosciences, Inc.

We have audited the accompanying balance sheets of Hana Biosciences, Inc. (A Development Stage Enterprise, formerly, Hudson Health Sciences, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' deficiency and cash flows for the year ended December 31, 2003 and for the periods from December 6, 2002 (date of inception) to December 31, 2002 and from December 6, 2002 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hana Biosciences, Inc. (A Development Stage Enterprise) as of December 31, 2003 and 2002, and its results of operations and cash flows for the year ended December 31, 2003 and for the periods from December 6, 2002 (date of inception) to December 31, 2002 and from December 6, 2002 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP San Diego, California May 6, 2004

F-10

HANA BIOSCIENCES, INC.
(A Development Stage Enterprise)

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS

Current assets:
Cash	$87,675	$—
Prepaid expenses	9,914

Total current assets	97,589

Equipment, net	44,396
Other assets	20,203

Totals	$162,188	$—

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities - Accounts payable	$108,313	$113,513

Notes payable to stockholders	676,619	30,957
Accrued interest payable	12,879

Total liabilities	797,811	144,470

Commitments and contingencies

Stockholders' deficiency:
Preferred stock - $.01 par value, 5,000,000 shares
authorized, none issued or outstanding	—	—
Common stock - $.01 par value, 15,000,000 shares
authorized, 4,000,000 shares issued and
outstanding	40,000	40,000
Additional paid-in capital	20,703
Subscriptions receivable		(40,000)
Deficit accumulated during the development stage	(696,326)	(144,470)

Total stockholders' deficiency	(635,623)	(144,470)

Totals	$162,188	$—

See Notes to Financial Statements.

F-11

HANA BIOSCIENCES, INC.
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003 AND PERIODS FROM DECEMBER 6, 2002
(DATE OF INCEPTION) TO DECEMBER 31, 2002 AND FROM
DECEMBER 6, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2003

			Cumulative
			Amounts From
	2003	2002	Inception

Operating expenses:
General and administrative	$229,601	$2,065	$231,666
Research and development	309,376	142,405	451,781

Totals	538,977	144,470	683,447

Other expense:
Interest expense	12,879		12,879

Net loss	$(551,856)	$(144,470)	$(696,326)

Net loss per share - basic	$(0.14)	$(0.04)

Weighted-average common shares
outstanding - basic	4,000,000	4,000,000

See Notes to Financial Statements.

F-12

HANA BIOSCIENCES, INC.

(A Development Stage Enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

PERIOD FROM DECEMBER 6, 2002 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2002 AND YEAR ENDED DECEMBER 31, 2003

					Deficit
					Accumulated
	Common Stock		Additional		During the
			Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Receivable	Stage	Total

Issuance of common stock
at $.01 per share	4,000,000	$40,000		$(40,000)		-

Net loss					$(144,470)	$(144,470)

Balance, December 31, 2002	4,000,000	40,000		(40,000)	(144,470)	(144,470)

Payment for subscriptions receivable				4,000		4,000

Satisfaction of subscriptions receivable
through rendering of services				36,000		36,000

Options issued to nonemployees
for services			$14,750			14,750

Common stock to be issued for
services rendered			5,953			5,953

Net loss					(551,856)	(551,856)

Balance, December 31, 2003	4,000,000	$40,000	$20,703	$-	$(696,326)	$(635,623)

See Notes to Financial Statements.

F-13

     HANA BIOSCIENCES, INC. (A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003 AND PERIODS FROM DECEMBER 6, 2002
(DATE OF INCEPTION) TO DECEMBER 31, 2002 AND FROM
DECEMBER 6, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2003

	2003	2002	Inception

Operating activities:
Net loss	$(551,856)	$(144,470)	$(696,326)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	4,933		4,933
Issuance of options and stock for services	20,703		20,703
Services performed in lieu of payment of subscription
receivable	36,000		36,000
Changes in operating assets and liabilities:
Prepaid expenses	(9,914)		(9,914)
Other assets	(20,203)		(20,203)
Accounts payable	(5,200)	113,513	108,313
Accrued interest payable	12,879		12,879

Net cash used in operating activities	(512,658)	(30,957)	(543,615)

Investing activities - acquisition of equipment	(49,329)		(49,329)

Financing activities:
Proceeds from issuance of notes payable to stockholders	645,662	30,957	676,619
Collection of subscription receivable	4,000		4,000

Net cash provided by financing activities	649,662	30,957	680,619

Net increase in cash and cash equivalents	87,675	—	87,675

Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$87,675	$—	$87,675

See Notes to Financial Statements.

F-14

HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and basis of presentation:
Business:
Hana Biosciences, Inc. (the "Company") was incorporated under the laws of the State of Delaware in December 2002. The Company acquires, develops and commercializes innovative products for the treatment of important unmet medical needs in cancer and other immunological diseases. The Company's main office is located in South San Francisco, California.

Basis of presentation:
The Company is a development stage enterprise since the Company has not yet generated revenue from the sale of its products and its efforts through December 31, 2003, have been principally devoted to identification, licensing and clinical development of its products. Based on the Company's cash balances and management's estimate of cash flows, the Company's cash resources will be sufficient to fund operations through the end of 2004 with additional funding required by the first quarter of 2005. The Company incurred a loss of $551,856 for the year ended December 31, 2003. Management intends to raise additional capital to fund the Company's operations; however, it is uncertain whether the Company can raise additional capital on terms that are acceptable to the Company or at all. (see Note 10).

Note 2 - Significant accounting policies:
Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the dates of the balance sheets and reported amounts of expenses for the periods presented. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances primarily in one high credit quality financial institution. As of December 31, 2003, the balance exceeded the Federal Deposit Insurance Corporation limitation for coverage of $100,000 by approximately $73,893.

Equipment:
Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets of five years.

F-15

HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 2 - Significant accounting policies (continued):
Stock-based compensation:
Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is requir ed by SFAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure" to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied if such amounts differ materially from the historical amounts.

During 2003, the Company granted options to its employees at 20% of the fair value of the common stock. The intrinsic value of these options is being amortized over the vesting period of the options with no expense being recognized in 2003. The Company estimates that charges to future operations over the vesting period will approximate $355,000. The fair value of these options using the Black-Scholes option-pricing model was $1.00 utilizing a risk free interest rate of 3% over ten years with zero volatility. In addition, there was no material difference between the Company's historical net loss in 2003 and 2002 and pro forma net loss assuming compensation cost had been determined based on the fair value at the grant date for all awards and amortized over the vesting period consistent with the provisions of SFAS 123.

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). During 2003, the Company recognized $14,750 of expense relating to the granting of options to non-employees for services which is included in the accompanying statement of operations. The value of these options was determined based upon the agreed upon price between the Company and the non-employees.

F-16

HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 2 - Significant accounting policies (concluded):
Research and development:
Research and development costs are expensed as incurred.

Income taxes:
Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized. The effect of tax rate changes is reflected in operations during the period such changes are enacted.

Net loss per share:
Basic net loss per share is computed using the weighted-average number of common shares outstanding during the periods presented. Diluted earnings per share have not been presented because the assumed exercise of the Company's outstanding options would have been antidilutive. Options will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options. The number of shares potentially issuable at December 31, 2003 upon exercise that were not included in the computation of net loss per share totaled 395,000. There were no potentially issuable shares at December 31, 2002.

Note 3 - Equipment:
Equipment consists of the following at December 31, 2003:

Computer equipment and software	$12,646
Furniture and fixtures	36,683

49,329
Less accumulated depreciation	4,933

Total	$44,396

Note 4 - Notes payable to stockholders:
During 2002 and 2003, the Company issued various notes payable to stockholders to fund the Company’s operations. These notes have an interest rate of 5% and are due on January 15, 2005.

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HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 5 - Stockholders' equity:
Issuance of common stock:
On December 6, 2002, the Company issued 4,000,000 shares of its common stock at par to various private investors for subscriptions receivable. These receivables were relieved in 2003 through a cash payment of $4,000 and services rendered amounting to $36,000.

Note 6 - Equity incentive plan:
During 2003, the Company established a stock option plan (the "2003 Plan") under which it may grant incentive and non-qualified stock options to employees, directors, consultants and service providers to purchase up to an aggregate of 1,000,000 shares of its common stock at an exercise price determined by a committee of the Board of Directors subject to the following: (a) the exercise price of an incentive option shall not be less than 100% of fair market value of the common stock at the date of the grant; and (b) the exercise price of a non-qualified option shall be determined by the committee. As of December 31, 2003, the Company had not issued any options under the 2003 Plan.

During 2003, the Company granted options to purchase 395,000 shares of common stock outside the 2003 Plan to employees and outside consultants of the Company at a weighted average exercise price of $0.37.

The following table summarizes information about stock options outstanding at December 31, 2003, all of which are at fixed prices:

		Weighted Average
	Number of	Remaining Contractual	Number of
	Options	Life of Options	Options
Exercise Price	Outstanding	Outstanding	Exercisable

$ 0.24	370,000	9.8 yrs.	0
$ 2.38	25,000	9.9 yrs.	20,000

	395,000		20,000

Note 7 - Income taxes:
The components of deferred tax assets (liabilities) are as follows:

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$285,000	$49,000
Other assets	9,000	7,000

	294,000	56,000

Less valuation allowance	(294,000)	(56,000)

Deferred tax assets, net	$—	$—

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HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 7 - Income taxes (concluded):
As a result of the Company's losses to date, there exists a substantial doubt as to the ultimate realization of the deferred tax assets. Accordingly, a valuation allowance equal to the total deferred tax assets balance has been recorded at December 31, 2003 and 2002. During 2003 and 2002, the valuation allowance was increased by $238,000 and $56,000, respectively.

At December 31, 2003, the Company has net operating loss carryforwards for Federal and state tax purposes of $670,000 and $530,000, respectively, which may be available to offset future taxable income for tax purposes and which, if not used, begin to expire in 2022 for Federal purposes. The California net operating losses have been suspended for two years and, if not used, will begin to expire in 2013.

Note 8 - License agreements:
In December 2002, the Company entered into an exclusive worldwide royalty-bearing license agreement with Dana-Farber Cancer Institute and Ash Stevens, Inc. for its product PT-523. In consideration for the license, the Company paid to the licensors an initial license fee of $100,000 and agreed to make additional payments totaling $6 million upon the achievement of certain milestones, including a $5 million payment upon approval by the FDA of a New Drug Application.

In February 2004, the Company entered into an exclusive worldwide, royalty-bearing license agreement with Yale University and The Research Foundation of State University of New York for its product IPdR. In consideration for the grant of the license, the Company paid Yale and SUNY an initial aggregate license fee of $100,000 and issued 10 year options to purchase 100,000 shares of Hudson’s common stock at a price of $1.43 per share. The Company is also required to make two additional license payments of $250,000 each upon the completion of a Phase IIb clinical trial and upon New Drug Application approval by the FDA, respectively.

Note 9 - Commitments:
Lease commitments:
During December 2003, the Company entered into an office lease that expires on December 31, 2004. Total lease commitments under this lease amount to approximately $121,000. Rent expense totaled approximately $10,000 in 2003 and no expense was recognized for 2002.

Employment contracts:
The Company has an employment agreement with its President and Chief Executive Officer for a three-year period, which expires on November 1, 2006. The aggregate amount of compensation to be provided for over the remaining term of the agreement amounted to approximately $708,000 at December 31, 2003.

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HANA BIOSCIENCES, INC. (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

In January 2004, the Company entered into an employment agreement with its Chief Financial Officer for a two-year period which expires on January 15, 2006. The agreement provides for 1-year renewals as mutually agreed upon by the Company and the CFO. The aggregate amount of compensation to be provided for over the remaining term of the agreement amounted to approximately $340,000 at January 31, 2004.

In January 2004, the Company entered into an employment agreement with its Vice President of Business Development for a two-year period which expires on January 25, 2006. The agreement provides for 1-year renewals as mutually agreed upon by the Company and the Vice President of Business Development. The aggregate amount of compensation to be provided for over the remaining term of the agreement amounted to approximately $340,000 at January 31, 2004.

Note 10 - Subsequent events:
During January 2004, the Company borrowed $125,000 from a stockholder to fund the Company’s operations. The borrowing was evidenced by a note payable bearing interest at 5% and due on January 15, 2005.

During February 2004, pursuant to a private placement memorandum, the Company sold 1,987,846 shares of common stock at a price of $2.375 per share and received net proceeds of $4,379,155. In connection with this placement, 196,679 warrants were issued at 110% of the offering price to a related party. Additionally, investment banking fees of $326,979 were paid to the same related party.

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INTRODUCTION TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET

Pursuant to an Agreement and Plan of Merger dated as of June 17, 2004 (the “Merger Agreement”), by and among Email Real Estate.com, Inc.(" EMLR" or the "Company"), EMLR Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant (“Acquisition Co.”), and Hana Biosciences, Inc. (formerly, Hudson Health Sciences, Inc.), a Delaware corporation (“Hana”), Acquisition Co. merged with and into Hana, with Hana remaining as the surviving company and a wholly-owned operating subsidiary of the Registrant (the “Merger”). The Merger was effective as of July 21, 2004, upon the filing of a Certificate of Merger with the Delaware Secretary of State (the “Certificate of Merger,” and together with the Merger Agreement the “Plan of Merger”).

At the effective time of the merger, EMLR issued its common stock to the stockholders of Hana such number of shares of EMLR's capital stock that represent approximately 87% of the aggregate outstanding shares of the Company on a fully diluted basis upon completion of the Merger. Since the stockholders of Hana  received the majority of the voting shares of EMLR, Hana’s officers and directors became the officers and directors of the Company and the Company adopted the business plan of Hana, Hana is the accounting acquirer (legal acquiree) and EMLR is the accounting acquiree (legal acquirer). Since at the time of the merger EMLR was a shell corporation, the transaction is being accounted for as a capital transaction. This transaction is equivalent to Hana issuing stock for the net assets of EMLR, accompanied by a recapitalization of Hana. The accounting is identical to that resulting from a reverse acquisition, except that there are no adjustments to the historic car rying values of the assets and liabilities of EMLR.

Immediately prior to the effective time of the Merger, Hana had outstanding 6,179,829 shares of its common stock (“Hana Common Stock”) and 2,395,210 shares of its Series A Convertible Preferred Stock (“Hana Series A”). In accordance with the Plan of Merger, each share of Hana Common Stock automatically converted into and is exchangeable for one (1) share of the Registrant’s newly-designated Series B Convertible Preferred Stock (the “EMLR Series B”), and each share of Hana Series A converted into and is exchangeable for one (1) share of the Registrant’s newly-designated Series A Convertible Preferred Stock (the “EMLR Series A”). Each share of EMLR Series A and EMLR Series B is convertible into 16.920814 shares of the Registrant’s common stock. Hana also had outstanding options and warrants to purchase an aggregate of 1,311,065 shares of Hana Common Stock at the time of the Merger which, as a result of the Plan of Merger, now rep resent the right to purchase an aggregate of approximately 22,184,287 shares of the Registrant’s common stock.

The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical balance sheet of Hana and the historical balance sheet of EMLR, giving effect to the merger as if it had been consummated on June 30, 2004. Pro forma Historical Statements of Operations for Hana Biosciences, Inc and Email Real Estate.com, Inc, giving effect to the merger were not presented since EMLR ceased its operations after the merger and EMLR historical activity is not material.

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You should read this information in conjunction with the:

•	Accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•	Separate historical financial statements of Hana as of and for the periods ended December 31, 2003 and 2002, included in this document;

•	Separate historical unaudited condensed financial statements of Hana as of and for the six months ended June 30, 2004 and 2003, included in this document.

We present the unaudited pro forma condensed combined financial information for informational purposes only. The pro forma information is not necessarily indicative of what our financial position actually would have been had we completed the merger on June 30, 2004. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2004 for Hana Biosciences, Inc and
As of May 31, 2004 for Email Real Estate.com, Inc
(in thousands)

	Hana	Email Real	Pro Forma		Pro Forma
	Biosciences	Estate.com	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$3,044	$—	$—		$3,044
Other current assets	18	—			18

Total current assets	3062	—			3,190

Property, plant and equipment at cost, net:	108	—			108

Deposits and other assets	20	—			20

Totals	$3,190	$—			$3,190

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$171	$—			$171
Accrued expenses	1	—			1
Notes payable	802	—			802
Accrued interest payable	32				32

Total liabilities	1,006	—			1,006

Commitments and contingencies

Stockholders' equity:
Series A Convertible Preferred Stock			24	b	24
Series B Convertible Preferred Stock			62	b	62
Common Stock	62	25
			(62)	b	25
Additional paid-in capital	5,137	106	(131)	a
			(24)	b	5,088
Prepaid consulting fee	(286)				(286)
Deficit accumulated during development stage	(2,729)	(131)	131	a	(2,729)

Total stockholders' equity	2,184	—	—		2,184

Totals	$3,190	$—			$3,190

See accompanying notes to unaudited pro forma condensed combined balance sheet.

F-23

NOTES TO UNAUDITED

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1)          DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

On June 17, 2004, Email Real Estate.com, Inc. (the “Company” or "EMLR") and Hana Biosciences, Inc. ("Hana") (formerly Hudson Health Sciences, Inc.) consummated an agreement and plan of merger. Pursuant to the Merger Agreement (“Merger”), Hana was the surviving entity and a wholly-owned subsidiary of EMLR. At the effective time of the merger, EMLR issued to the stockholders of Hana such number of shares of EMLR's common stock that represented approximately 87% of the aggregate outstanding shares of the Company on a fully diluted basis. Since the stockholders of Hana received the majority of the voting shares of EMLR, Hana’s officers and directors became the officers and directors of the Company and the Company adopted the business plan of Hana, Hana is the accounting acquirer (legal acquiree) and EMLR is the accounting acquiree (legal acquirer). Since at completion of the merger, EMLR was a shell corporation, the transaction is being accounted for as a capital transaction. This transaction is equivalent to Hana issuing stock for the net assets of EMLR, accompanied by a recapitalization of Hana. The accounting is identical to that resulting from a reverse acquisition, except that there are no adjustments to the historic carrying values of the assets and liabilities of EMLR.

(2)          PRO FORMA ADJUSTMENTS

(a)	To eliminate the historical stockholders' equity accounts of Email Real Estate.com, the accounting acquiree.

(b)	To record the 24,966,000 shares of EMLR common stock issued and outstanding at a par value of $0.001 and the issuance of new EMLR preferred stock series A and B issued and outstanding at a par value of $0.01.

(3)          CONVERSION OF PREFERRED STOCK AND REVERSE STOCK SPLIT

The unaudited proforma condensed combined balance sheet does not include any adjustments to reflect the conversion of the Convertible Preferred stock Series A and B, which the Company anticipates will be converted into 16.920814 common shares of EMLR for each share of preferred stock. Such conversion will not take place until the Company has effected a 1-for-12 reverse stock split or completion of a merger with its wholly-owned subsidiary. If the 1-for-12 reverse stock split occurs and the preferred stock is converted, the preferred stock shown on the accompanying unaudited pro forma combined condensed balance sheet would be eliminated with a corresponding increase in common stock and additional paid-in-capital. There would be no effect on total stockholders’ equity. This 1-for-12 reverse stock split or merger and the conversion of the preferred stock are separate transactions from the transaction presented in the unaudited pro forma combined condensed balance sheet.

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94,849,033 Shares

Common Stock

Email Real Estate.com, Inc.

______________________

PROSPECTUS
______________________

, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

The Colorado Business Corporation Act grants to the Registrant the power to indemnify the officers and directors of the Registrant, under certain circumstances and under certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.

Article VII of the Registrant’s bylaws provide as follows:

 “The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of the Company has been successful on the merits in defense of any action, suit, or proceeding referred to in the first two paragraphs of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith. Any indemnification under the first two paragraphs of this Article VII (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said first two paragraphs. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if su ch quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or by the shareholders.

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Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding as authorized in this Article VII upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized in this Article VII.

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

The Company corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Company or who is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article VII.”

Item 25. Other Expenses Of Issuance And Distribution.

The Registrant estimates that expenses payable by the Registrant is connection with the offering described in this Registration Statement will be as follows:

SEC registration fee	$9,100
Legal fees and expenses	25,000
Accounting fees and expenses	20,000
Printing and engraving expenses	5,000
Miscellaneous	5,000

Total	$64,100

Item 26. Recent Sales of Unregistered Securities.

In connection with the July 2004 merger between Email Real Estate.com, Inc. and Hana Biosciences, Inc.. effective as of July 21, 2004, the Registrant issued an aggregate of 2,395,210 shares of its Series A Convertible Preferred Stock to the former holders of Hana Biosciences’ Series A Convertible Preferred Stock and an aggregate of 6,179,829 shares of the Registrant’s Series B Convertible Preferred Stock to the former holders of Hana Biosciences’ common stock. Each shares of the Registrant’s Series A and Series B Convertible Preferred Stock is convertible into common shares at an initial conversion ratio of 16.920814. In addition, at the time of the merger, Hana Biosciences had outstanding options, warrants, and other rights to purchase up to an aggregate of 1,311,065 shares of its common stock, which automatically converted into rights to purchase approximately 22,184,287 shares of the Registrant’s common stock. The Registrant relied on the exemption from federal registration under Section 4(2) of the Securities Act of 1933, as amended, based on its belief that the issuance of such securities did not involve a public offering, as there were fewer than 35 “non-accredited” investors, all of whom, either alone or

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through a purchaser representative, had such knowledge and experience in financial and business matters so that each was capable of evaluating the risks of the investment.

Item 27. Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated June 17, 2004 by and among the Registrant, Hudson Health Sciences, Inc. (n/k/a Hana Biosciences, Inc.) and EMLR Acquisition Corp. (incorporated by reference to Exhibit 2.0 of the Registrant’s Form 8-K filed June 24, 2004).

2.2	Stock Purchase Agreement dated June 17, 2004 by and among the Registrant, The Washington Trust, R&R Biotech, LLC, Turquoise Partners, LLC and Chase Financing, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K filed June 24, 2004).

2.3	Amendment No. 1 dated July 16, 2004 to Stock Purchase Agreement dated June 17, 2004 by and among the Registrant, The Washington Trust, R&R Biotech, LLC, Turquoise Partners, LLC and Chase Financing, Inc. (incorporated by reference to Exhibit 2.3 of the Registrant’s Form 8-K filed August 4, 2004).

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3 to the Registrant’s Form SB-2 (File 333-61004)).

3.2	Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Form SB-2 (File 333-61004)).

3.3	Certificate of Designation for Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed August 4, 2004).

3.4	Certificate of Designation for Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed August 4, 2004).

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4 to the Registrant’s Form SB-2 (File 333-61004)).

5.1	Legal opinion of Maslon Edelman Borman & Brand, LLP (to be filed by amendment).

10.1	Employment Agreement dated November 1, 2003 between Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and Mark J. Ahn.

10.2	Employment Agreement dated January 25, 2004 between Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and Fred Vitale.

10.3	License Agreement dated on or about December 19, 2002, among Dana-Farber Cancer Institute, Inc., Ash Steven, Inc. and Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.).

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10.4	License Agreement dated on or about February 4, 2004, among Yale University, The research Foundation of State University of New York and Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.).

10.5	Form of Registration Rights Agreement dated July 21, 2004 by and among Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and certain investors identified therein.

16.1	Letter regarding change in independent accountants (incorporated by reference to Exhibit 16.1 to the Registrant’s Form 8-K/A dated August 11, 2004).

23.1	Consent of J.H. Cohn LLP.

23.3	Consent of Maslon Edelman Borman & Brand, LLP (to be included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page hereof).

Item 28. Undertakings.

(a)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whethe r such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)          The undersigned Registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)          That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

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(4)          That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on August 20, 2004.

EMAIL REAL ESTATE.COM, INC.

By:	/s/ Mark J. Ahn, Ph.D.

Mark J. Ahn, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Mark J. Ahn and John P. Iparraguirre as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed as of the 20th day of August, 2004, by the following persons in the capacities indicated.

Name	Title

/s/ Mark J. Ahn, Ph.D.	President, Chief Executive Officer and Director
(Principal Executive Officer)
Mark J. Ahn, Ph.D.

/s/ John P. Iparraguirre	Chief Financial Officer, Controller and Secretary
(Principal Financial and Accounting Officer)
John P. Iparraguirre

Director

Arie Beldegrun

/s/ Isaac Kier	Director

Isaac Kier

Director

Leon E. Rosenberg

/s/ Michael Weiser	Director

Michael Weiser

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EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement dated November 1, 2003 between Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and Mark J. Ahn.

10.2	Employment Agreement dated January 25, 2004 between Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and Fred Vitale.

10.3	License Agreement dated on or about December 19, 2002, among Dana-Farber Cancer Institute, Inc., Ash Steven, Inc. and Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.).

10.4	License Agreement dated on or about February 4, 2004, among Yale University, The research Foundation of State University of New York and Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.).

10.5	Form of Registration Rights Agreement dated July 21, 2004 by and among Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) and certain investors identified therein.

23.1	Consent of J.H. Cohn LLP.

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